SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2007
E.ON AG
(Translation of Registrant’s Name into English)
E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report I/2007
E.ON AG Interim Report I/2007
January 1- March 31, 2007
•	Adjusted EBIT up 21 percent

•	Agreement signed with Enel and Acciona on acquisition of assets in Italy and Spain

•	Outlook for full year 2007 adjusted upward: increase in adjusted EBIT expected

E. ON Group Financial Highlights
Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007, reflected in this presentation have been prepared in accordance with IFRS, while those for prior periods have been prepared in accordance with U.S. GAAP. This report may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Contents

4 Letter to Shareholders

5 E.ON Stock

6 Interim Group Management Report
- Business and Operating Environment
- Earnings Situation
- Financial Condition
- Asset Situation
- Employees
- Risk Situation
- Subsequent Events
- Forecast

16 Market Units
16 - Central Europe
18 - Pan-European Gas
20 - U.K.
22 - Nordic
24 - U.S. Midwest

26 Condensed Consolidated Interim Financial Statements
- Declaration of the Board of Management
- Review Report
- Consolidated Statements of Income
- Consolidated Balance Sheets
- Consolidated Statements of Cash Flows
- Statement of Recognized Income and Expenses
- Notes

60 Other Explanations Concerning the IFRS Reconciliations

63 Financial Calendar

Interim Report I/2007
Dear Shareholders,
In the first quarter of 2007, our business again performed very positively. We increased sales by 6 percent year on year, from last year’s €19.9 billion to €21.1 billion, and adjusted EBIT by 21 percent, from €2.7 billion to €3.3 billion. Net income attributable to shareholders of E.ON AG increased by 50 percent to €3.1 billion. We now expect the E.ON Group’s full-year adjusted EBIT to surpass the prior-year level.
The events surrounding Endesa were the dominant theme of this past quarter, as well. Although our takeover plans didn’t end on a completely positive note, we did achieve a reasonable compromise that again represents a significant strategic advance in Europe. The completion of this transaction will give E.ON a portfolio of assets that represents nearly one third of Endesa’s global generating capacity. It will give us a platform in Spain that we can build on, improve our position in Italy, and provide us, for the first time, with a position in power generation in France. Our footprint in Spain and Italy will then be about the size of our footprint in Northern Europe. After establishing a strong position in Northern, Western, and Eastern Europe, we’ll now build up a strong position in Southern Europe, as well. We’ll thus achieve our strategic objective, albeit not to the degree we’d have wished. We’ll then be the first truly European player in the energy sector.
Our task will be to transform our unique pan-European position into competitive advantages. In the future, we’ll be better positioned than any other energy company to optimize our investments across national boundaries, establish efficient organizational structures, and drive market integration. As a company that operates in more than 25 countries, we have a very real interest in Europe fulfilling its vision of a single, uniform internal market for energy. As in the past, we’ll continue to accompany our strategic action with energy-policy initiatives and with real investments to improve competition in Europe’s power and gas markets. We’re driving competition. We’re taking concrete action so that Europe’s electricity and gas customers always have access to secure and reasonably priced energy. The current market environment calls for efficient energy companies that not only make demands but also make real investments. That’s why our efforts to enhance the E.ON Group’s profitability go hand in hand with our energy-policy initiatives.
In a strategy project called europe.on, we’re currently optimizing our structures and processes so that E.ON is even better equipped for competition and can continue to actively shape Europe’s energy marketplace. We aim to make E.ON even more profitable by further improving the efficiency, quality, and customer orientation of our business and by systematically realizing the cost-cutting potential that comes with the ongoing internationalization of our business. Our objective continues to be to make E.ON the strongest and most capable energy company in Europe’s energy sector.
To summarize, we’ll resolutely orient ourselves towards—and foster—competition in Europe. We’re committed to competition because we know what E.ON can achieve. To get there, we intend to focus the group’s energies still more, enhance efficiency, and reduce costs further. With the biggest investment program in our company’s history, we remain on course for growth. We’ll build up new positions in our core European market but also in other growth regions. Our industry is about to enter a huge capital investment cycle, mainly in power generation and the modernization of energy infrastructure.This will lead to a reshuffling of market shares. We believe that we’re superbly prepared to seize growth opportunities that meet our strict investment criteria. Going forward, we also intend to actively manage our capital structure. What counts for us is that we grow profitably so that we create value and fresh prospects for you, our shareholders.
Sincerely yours,
Dr. Wulf H. Bernotat

Interim Report I/2007
E.ON Stock
E.ON stock finished the first quarter of 2007 down slightly (-1 percent) from year end 2006. By comparison, other European blue chips as measured by the EURO STOXX 50 rose slightly (+2 percent), as did E.ON’s peer index, the STOXX Utilities (+3 percent).
The trading volume of E.ON stock climbed by more than 60 percent year on year to €34.2 billion, making E.ON the fifth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of March 30, 2007, E.ON was the second-largest DAX stock in terms of market capitalization.
E.ON stock is listed on the New York Stock Exchange as American Depositary Receipts (ADRs). Effective March 29, 2005, the conversion ratio between E.ON ADRs and E.ON stock is three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.
Visit eon.com for the latest information about E.ON stock.

Interim Report I/2007
Interim Group Management Report
Business and Operating Environment
Conversion of Group Reporting Policies to international Financial Reporting Standards (“IFRS”)
Through the end of the 2006 financial year, E.ON AG prepared its Consolidated Financial Statements in accordance with Accounting Principles Generally Accepted in the United States (“U.S. GAAP”). Effective January 1, 2007, we apply International Financial Reporting Standards (“IFRS”), which deviate substantially from U.S. GAAP in a number of respects.
Detailed explanatory notes on the conversion of Group Reporting Policies to IFRS and IFRS reconciliations can be found on pages 34 and 52 to 59 of the Condensed Consolidated Interim Financial Statements and on pages 60 to 61. Until we publish complete Consolidated Financial Statements under IFRS for the year ended December 31, 2007, the financial information in this report will remain preliminary due to possible changes to individual reporting standards.
Energy Price Developments
Throughout the first quarter of 2007, European power and natural gas markets were driven by three main factors:
•	international oil, coal, and C02 prices

•	warm and mild weather

•	the hydrological balance in the Nordic region.
After a continued decline in most of Europe in the first weeks of the quarter, prices rose in response to higher oil and phase-two C02 prices.
In January the price of Brent crude oil stopped its downward trend and increased significantly due to renewed tension in the Middle East and lower inventories of oil products in the United States. At the end of the quarter, Brent was quoted at $68 per barrel, about $15 per barrel higher than in January 2007.
Coal prices remained high, supported by sustained strong demand in the Pacific market, high freight rates, and loading problems in Australian ports.
Germany’s average natural gas import prices, which are indexed mainly to heating oil prices, decreased during the first quarter of 2007. Unseasonably warm winter weather pushed down U.K. natural gas prices in January and February. As oil prices rose, gas prices began to follow suit in March. U.S. natural gas prices remained stable due to high storage inventories.
Two factors caused C02 prices for phase one of the European Emission Trading Scheme (ETS) to stabilize at less than €1 per metric ton. First, installations affected by the ETS will be able to meet their carbon-emission cap. Second, phase-one allowances cannot be used for the second phase (2008-2012).
Phase-two prices increased in response to higher oil and gas prices and the EU Commission’s decision to reduce the caps on Czech and Polish installations below the caps proposed by the Czech and Polish governments.
Wholesale power prices across Europe remained heavily influenced by fuel and C02 prices. German and Nordic power prices increased on the back of higher C02 prices. U.K. prices tracked C02 and natural gas prices. Forward power prices in the United States remained stable, following the trend set by U.S. natural gas prices.

Interim Report I/2007
Power and Gas Sales
The E.ON Group increased its power sales volume by 8 percent, from 116.6 billion kWh in the first quarter of 2006 to 126.3 billion kWh in the first quarter of 2007. Central Europe’s 13-percent increase in volume is predominantly attributable to significantly higher deliveries onto its network of electricity under Germany’s Renewable Energy Law. U.K. sold 6 percent less electricity, mainly due to mild weather, while Nordic sold 7 percent more and U.S. Midwest 6 percent more. The respective factors were higher sales volumes at the Nord Pool, Northern Europe’s energy exchange, and a colder first quarter of 2007 in Kentucky.
Natural gas sales volumes declined by 8 percent year on year to 424.5 billion kWh, mainly due to higher temperatures in Europe compared with the prior-year quarter. Warmer weather reduced sales volumes by 7 percent at Pan-European Gas, 16 percent at Central Europe, 2 percent at U.K., and 36 percent at Nordic. U.S. Midwest sold 22 percent more natural gas primarily due to lower temperatures.

Interim Report I/2007
Interim Group Management Report
Earnings Situation
Sales up 6 Percent
Improved sales at the Central Europe, U.K., and Nordic market units are partially attributable to higher sales volumes. Average electricity and natural gas prices were higher in some cases, which constituted another positive factor at Central Europe and U.K. In addition, Central Europe benefited from business expansion, particularly in Italy. Sales at Pan-European Gas were higher primarily due to the inclusion of the E.ON Földgáz Group in the current-year quarter.The decline in U.S. Midwest’s sales is due to the unfavorable exchange rate.
Adjusted EBIT 21 Percent above Prior-Year Figure
Lower procurement costs at the U.K. market unit constituted a key factor in the E.ON Group’s improved adjusted EBIT. The gas supply shortage in Great Britain in early 2006 had increased these costs considerably. The increase at Pan-European Gas is mainly attributable to the first-time inclusion of E.ON Földgáz in the current-year quarter. Central Europe’s adjusted EBIT was positively affected by the development of electricity prices and negatively affected by the temperature-driven decline in natural gas sales volumes. Nordic’s adjusted EBIT declined due to lower spot electricity prices. U.S. Midwest’s adjusted EBIT was lower due to the unfavorable exchange rate and lower margins in the natural gas business.
Net Income Significantly above Prior-Year Level
Net income attributable to shareholders of E.ON AG of €3.1 billion and earnings per share of €4.65 were both 50 percent above the prior-year level.
Adjusted interest expense (net) improved by €52 million compared with the prior year. A lower interest expense for pensions resulting from higher income from plan assets, particularly at the Central Europe market unit, was the main factor.
Net book gains in the first quarter of 2007 were significantly above the prior-year figure and resulted, as in the prior-year quarter, from the sale of securities at Central Europe.

Interim Report I/2007
Other nonoperating earnings primarily reflect the marking to market of derivatives in the amount of €566 million. The change from the prior-year figure of -€196 million is attributable to positive earnings effects at Central Europe, Pan-European Gas, and Nordic. By contrast, costs relating to the storm in Sweden in early 2007 reduced other nonoperating earnings by €95 million. The prior-year figure mainly reflects negative effects from the marking to market of derivatives (€196 million) as well as impairment charges of €70 million on intangible assets and property, plant, and equipment at Pan-European Gas and U.K.
Income/Loss (-) from continuing operations before income taxes rose considerably relative to the prior-year figure. The main factors were higher net book gains and the positive effect of the marking to market of derivatives along with the improvement in adjusted EBIT.
Our continuing operations recorded a tax expense of €1 billion in the first quarter of 2007. This represents a tax rate of 23 percent compared with 28 percent in the prior-year period. The decline is mainly attributable to a higher share of tax-free income.
Income/Loss (-) from discontinued operations, net, includes the results of Western Kentucky Energy, which is held for sale. Pursuant to IFRS, its results are reported separately in the Consolidated Statements of Income. The prior-year figure also includes the shareholding in Degussa which was sold in July 2006 (see commentary in note 5 of the Notes).
Adjusted Net income 33 Percent above Prior-Year Figure
Net income reflects not only our operating performance but also special effects such as the marking to market of derivatives. Adjusted net income is an earnings figure after interest income, income taxes, and minority interests that has been adjusted to exclude certain special effects. The adjustments include book gains and losses from divestments, restructuring expenses, other nonoperating income and expenses (after taxes and minority interests) of a special or rare nature. Adjusted net income also excludes income/loss (-) from discontinued operations and from the cumulative effect of the IFRS conversion (after taxes and minority interests) as well as special tax effects.
Financial Condition
Investments at Prior-Year Level
The E.ON Group’s investments in the period under review were 2 percent below the prior-year figure. We invested €1.1 billion in property, plant, and equipment and intangible assets compared with €0.6 billion in the prior year. Share investments totaled €0.1 billion versus €0.6 billion in the prior year.

Interim Report I/2007
Interim Group Management Report
In the first quarter of 2007, Central Europe invested €163 million more than in the prior-year period. Investments in property, plant, and equipment and intangible assets totaled €433 million (prior year: €283 million). Investments in power generation were €136 higher, mainly due to ongoing generation projects in Italy and Germany. Share investments of €90 million were consistent with the prior-year level.
Pan-European Gas invested €1,002 million. Of this figure, €124 million (prior year: €57 million) went towards property, plant, and equipment and intangible assets. Share investments of €878 million (prior year: €454 million) almost exclusively reflect the acquisition of Contigas Deutsche Energie-AG from the Central Europe market unit. A corresponding deduction was taken at the Corporate Center level.
U.K.’s investments were €66 million higher primarily due to increased additions to property, plant, and equipment. The non-regulated business increased investment in the development of new generation capacity and gas storage. Expenditure in the regulated business increased as a result of allowance under the five-year regulation review.
Nordic invested €46 million more than in the prior year. Nordic invested €181 million (prior year: €93 million) in intangible assets and property, plant, and equipment to maintain, and expand existing production plants and to upgrade and extend the distribution network. This includes efficiency-enhancing investments in Nordic’s nuclear power plants, construction of a new CHP plant, and investments in the distribution network. Share investments totaled €3 million compared with €45 million in 2006.
E.ON U.S.’s investments increased compared with the prior year, primarily due to increased spending for S02 emissions equipment and the new baseload unit under construction at the Trimble County 2 plant. This unit is expected to enter service in 2010.
Cash Flow and Net Debt
Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, net financial position, and economic net debt. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use excess cash primarily to make acquisitions, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our financial assets and total financial liabilities.
The E.ON Group’s cash provided by operating activities in the first three months of 2007 was 24 percent above the prior-year level.
The increase in Central Europe’s cash provided by operating activities is mainly attributable to intragroup tax offsets and the consolidation of Versorgungskasse Energie. An increase in working capital had a negative impact on cash provided by operating activities. A higher gross margin in the electricity business was counteracted by a temperature-driven decline in gas sales volumes.
Pan-European Gas recorded a significant improvement in cash provided by operating activities in the first quarter of 2007. The main reason was the inclusion of the cash provided by operating activities of the E.ON Földgáz Group, whose subsidiaries became consolidated E.ON companies on March 31, 2006. This development was partially mitigated by negative effects in the gas business.

Interim Report I/2007
U.K.’s cash provided by operating activities was significantly higher year on year. The improvement was mainly due to the avoidance of first quarter 2006 gas issues caused by supply problems and cold weather, recovery of aged debt, and retail price rises offset by higher commodity costs.
Nordic’s cash provided by operating activities increased slightly. The negative effect of lower electricity prices was offset by improvements in working capital and lower tax payments.
Cash provided by operating activities at U.S. Midwest was lower mainly due to increased pension contributions in the first quarter of 2007.
The Corporate Center’s cash provided by operating activities was significantly below the prior-year level, primarily due to higher intragroup tax offsets and interest payments.
In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, there is typically a corresponding reduction in working capital, resulting in surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first and fourth quarters, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters.
Due to the increase in cash provided by operating activities, free cash flow was 3 percent above the prior-year number despite higher investments in property, plant, and equipment and in intangible assets. The high free cash flow and proceeds from disposals served to improve our net financial position by €1,907 million to €1,770 million (figure as of December 31, 2006:
-€137 million).
To increase transparency, since December 31, 2006, we also include financial liabilities to affiliated companies and to associated companies and other share investments in our net financial position. Our financial position as of March 31, 2006, was adjusted accordingly. Besides financial liabilities, there are other line items, such as provisions for pensions and provisions for waste management and asset retirement obligations, that are debt-like. Financial assets include liquid funds and long-term securities and funds that are attributable to, and earmarked for, these provisions. Therefore, starting with the first quarter of 2007, we are reporting a new key figure, “economic net debt,” to provide a more meaningful description of the E.ON Group’s actual financial situation. This key figure supplements net financial position with pension obligations and asset retirement and similar obligations (less prepayments).

Interim Report I/2007
Interim Group Management Report
On April 4, 2007, Moody’s downgraded its Aa3 long-term rating for E.ON bonds to A2 with a stable outlook following E.ON’s announcement that it would not pursue its offer for Endesa and that it had signed an agreement with Enel and Acciona. The A2 rating takes into consideration E.ON’s investment plan and its intention to purchase parts of companies from Enel and Acciona. Moody’s rating also includes headroom in case E.ON makes additional acquisitions or investments or higher dividend payouts to its shareholders. On April 4, 2007, also in conjunction with Endesa, Standard & Poor’s (“S&P”) announced that its AA- long-term rating for E.ON bonds remained on credit watch with negative implications. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by S&P and Moody’s, respectively.
In connection with the offer for Endesa, E.ON negotiated credit facilities totaling €42.4 billion between February 2006 and March 2007. E.ON cancelled these facilities in April 2007 following the CNMV’s announcement that the offer was not successful because the minimum acceptance ratio had not been met.
Asset Situation
The decline in long-term assets at the end of the first quarter of 2007 compared with year end 2006 results in part from the change in the fair value of our OAO Gazprom stake.
Despite the seasonal reduction in natural gas stocks, liquid funds were higher, primarily due to higher receivables and to cash provided by operating activities in the first quarter. This led to an increase in short-term assets compared with the end of the prior year. Total stockholders’ equity and liabilities at the balance-sheet date were almost unchanged from December 31, 2006.
At 41 percent, our equity ratio was also almost unchanged from year end 2006.
The following key figures underscore that the E.ON Group continues to have a solid asset and capital structure:
•	Long-term assets are covered by stockholders’ equity at 56 percent (year end 2006: 53 percent).

•	Long-term assets are covered by long-term capital at 105 percent (year end 2006: 102 percent).
Consolidated Assets, Liabilities, and Stockholders’ Equity — € in millions Mar, 31, 2007 % Dec. 31, 2006% —— —— —— —— — Long-term assets 95,321 74 96,488 76 1 —— —— —— —— — Short-term assets 33,859 26 31,087 24 —— —— —— —— — Total assets 129,180 100 127,575 100 —— —— —— —— — ! — Stockholders’ equity 53,205 41 51,245 40 —— —— —— —— — Long-term liabilities 46,964 36 46,947 37 —— —— —— —— — Short-term liabilities 29,011 23 29,383 23 —— —— —— — Total stockholders’ equity and liabilities 129,180 100 127,575 100

Interim Report I/2007
Employees
On March 31, 2007, the E.ON Group had 81,286 employees worldwide, about 1 percent more than at year end 2006. E.ON also had 2,098 apprentices and 259 board members and managing directors.
At the end of the first quarter, 46,893 employees, or 57.7 percent of all staff, were working outside Germany, essentially unchanged from year end 2006.
Central Europe’s workforce grew slightly, rising by 1 percent to 43,933, primarily due to the hiring of former apprentices who had completed their training.
The number of employees at Pan-European Gas declined by about 1 percent to 12,251 relative to year end 2006, mainly due to efficiency-enhancement measures at E.ON Gaz Romania.
At the end of the first quarter of 2007, U.K. had 16,025 employees. This roughly 3-percent increase is mainly attributable to the further additions in customer service staff.
Nordic and U.S. Midwest had 5,726 and 2,901 employees, respectively, at the end of the first quarter of 2007, essentially unchanged from year end 2006.
During the reporting period, wages and salaries including social security contributions and retirement payments totaled €1.1 billion, compared with €1.2 billion a year ago.
Risk Situation
In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.
Energy production and distribution involves technologically complex facilities. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We minimize these risks through ongoing employee training and qualification programs and regular maintenance and enhancement of our facilities.
Our operations expose us to interest rate, currency, and counterparty risks as well as commodity price risks for electricity, natural gas, coal, oil, and carbon dioxide. We minimize these risks through the use of instruments suited to this purpose.
Our market units operate in an international market environment characterized by general risks related to the business cycle and by increasingly intense competition. We use a comprehensive sales management system and intensive customer management to minimize the price and volume risks faced by our power and gas business on liberalized markets.
The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can make planning uncertain. Our goal is to play an informed and active role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with government agencies and policymakers. Currently, the following issues are of particular relevance:
•	The German federal government has introduced a draft bill to tighten the provisions of the laws against anticompetitive behavior in the country’s electricity and natural gas markets. The draft bill stipulates that companies that individually or jointly have a dominant position in an energy market may not charge prices or demand commercial conditions that are less favorable than those of other companies in comparable markets or charge prices that disproportionately exceed their costs. E.ON believes that, if implemented as currently drafted, these provisions would considerably impede competition in Germany’s energy markets, but is currently unable to quantify the effects that the implementation of the tightened provisions would have on E.ON.

Interim Report I/2007
Interim Group Management Report
•	As part of an anticompetitive practices case, the German Federal Cartel Office (“FCO”) is investigating the treatment of C02 emission allowances as a cost factor in the price of electricity. A fundamental principle of emissions trading is that treating emission allowances as a cost factor provides an incentive to reduce C02 emissions. The FCO is currently investigating whether it is an anticompetitive practice to factor C02 emission allowances into the price of electricity although the allowances were allocated at no cost.

•	The European Commission carried out investigations at the premises of several energy companies in Europe, including E.ON AG and some of its affiliates, in May and December 2006, followed by requests for information regarding different regulatory and energy-market-related issues of E.ON Energie and E.ON Ruhrgas. The European Commission is currently processing and analyzing the respective data.

•	In January 2007 the EU) Commission put forward a comprehensive package of energy policy proposals. It can be anticipated that these proposals will result in legislative initiatives designed to enhance climate protection efforts, promote the implementation of energy-efficiency measures, and further intensify regulatory intervention. At this time, the effects of such legislative initiatives on our business cannot be predicted. Under discussion is a proposal to require ownership unbundling of energy networks from the other segments of the energy supply business. We consider this infringement of ownership to be illegal, although we are unable at this time to rule it out.

•	In early April 2007, the German Federal Ministry of Economics and Technology issued draft regulations on an incentive-based regulation system. Under Germany’s Energy Law of 2005, the current cost-based rate-of-return model for network charges is to be replaced by an incentive-based regulation system. In principle, we support the rapid introduction of a reasonable incentive- based system but believe that the current recommendations require significant modifications. At this time, we cannot rule out the possibility that the German Federal Network Agency will establish efficiency-enhancement targets that are unattainable. Because exact details of many key aspects of the incentive-based system remain undecided, we cannot reliably assess the financial consequences at this time.
The operational and strategic management of the E.ON Group relies heavily on highly complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and a wide range of technical security measures.
In the period under review, the E.ON Group’s risk situation did not change substantially from year end 2006.
Subsequent Events
On April 2, 2007, E.ON signed an agreement with Enel and Acciona to put an end to the substantial uncertainty surrounding the takeover bid for Endesa. Pursuant to the agreement, E.ON did not consummate its takeover bid designed to obtain a majority stake in Endesa and committed itself not to make a new takeover bid for Endesa during the next four years. This eliminated the conditional obligation that had been in effect as of the balance-sheet date to acquire up to 100 percent of the shares in Endesa for approximately €42 billion. In exchange, Enel and Acciona committed themselves to launch, in the very near future, a takeover bid for Endesa with a minimum price of €41 per share. If Enel and Acciona gain control of Endesa, E.ON will receive an extensive portfolio of equity holdings including operations in Spain, Italy, and France and in Poland and Turkey. This corresponds to a total volume of about €10 billion. The planned takeover of Endesa generated expenses related to fees for the availability of credit facilities and the issuance of guarantees as well as consulting services. Prior to the signing of the agreement with Enel and Acciona, these costs were capitalized in the E.ON Consolidated Balance Sheet. In the second quarter of 2007, these capitalized costs will be expensed, resulting in a charge of approximately €300 million against non-operating income.
Other
In March 2007, the Securities and Exchange Commission notified E.ON that it had terminated its formal investigation into the Company and was not recommending enforcement action.

Interim Report I/2007
Forecast
Earnings Development
Based on the E.ON Group’s positive earnings development in the first quarter, we now expect adjusted EBIT to surpass the high prior-year level. However, not all market units will contribute equally to the improvement. From today’s perspective, we also anticipate an increase in net income attributable to shareholders of E.ON AG in 2007. However, net income will be particularly influenced by the marking to market of derivatives at year end.
The earnings forecast by market unit is as follows: We expect the Central Europe market unit’s 2007 adjusted EBIT to be above the prior-year figure, with the positive development of gross margins in the electricity business more than offsetting temperature-driven declines in natural gas sales volumes and negative effects from increased feed-in of renewable-source electricity.
We expect Pan-European Gas’s adjusted EBIT for the 2007 financial year to be slightly below the figure for 2006. Despite positive nonrecurring effects in the first quarter that more than counteracted lower sales volumes, the midstream business will deteriorate significantly due to competition and regulatory effects as well as declining earnings from storage usage. These effects will be mitigated by earnings improvements in the downstream business, particularly due to the absence of nonrecurring charges relating to the regulation of network charges in Germany and higher adjusted EBIT contributions at our shareholdings in Hungary.
The 2007 adjusted EBIT of the U.K. market unit is expected to be broadly in line with 2006. The key market feature of the first quarter was the retail price reductions announced by all of the major suppliers. E.ON UK announced in February 2007 that domestic energy prices will be reduced as a result of decreasing wholesale energy prices, confirming the business’s intent to provide value to its customers.
We expect Nordic’s adjusted EBIT for 2007 to be significantly above the level of 2006. Earnings development will be positively affected by higher volumes in both hydropower and nuclear production, as well as by higher average wholesale electricity prices.
We expect U.S. Midwest’s 2007 adjusted EBIT to be below 2006 due to lower gas margins as a result of the timing of gas cost recoveries from customers.
Opportunities
Positive developments in prime-interest rates, foreign-currency rates, and market prices for commodities such as electricity, natural gas, coal, oil, and carbon dioxide can create opportunities for our operations. In addition, continued positive development of market prices can create opportunities relating to the short-term securities we own.
Periods of exceptionally cold weather—very low average temperatures or extreme daily lows—in the fall and winter months can create opportunities for us to meet higher demand for electricity and natural gas. Similarly, periods of exceptionally hot weather in the summer months can create opportunities for our U.S. Midwest market unit to meet the greater demand for electricity resulting from increased air conditioning use.
Our investment policy is aimed at strengthening and enlarging our leading position in our target markets and to systematically seize opportunities, including opportunities in future markets.

Interim Report I/2007
Market Units
Central Europe
Power and Gas Sales
The Central Europe market unit grew power sales by 9.8 billion kWh to 83.0 billion kWh. The increase is mainly attributable to significantly higher deliveries onto Central Europe’s network of electricity subsidized under Germany’s Renewable Energy Law. Furthermore, the sales volume of Italy’s Dalmine Energie (“Dalmine”), which became a consolidated E.ON company in December 2006, is included for the first time.
Gas sales volumes declined by 8.6 billion kWh due to Europe’s, warmest winter since comprehensive weather records began to be kept in 1901. The inclusion of newly consolidated companies, mainly JCP of the Czech Republic (since September 2006) and Dalmine of Italy, had a positive effect on gas sales volumes.
Power Generation and Procurement
Central Europe utilized its flexible mix of generation assets to meet about 40 percent of its electricity requirements, compared with 47 percent in the prior-year period. It procured around 11.4 billion kWh more electricity from outside sources than in the prior year. The increased procurement from outside sources and the corresponding decline in owned generation are predominantly attributable to the increase in the amount of electricity delivered onto Central Europe’s network under Germany’s Renewable Energy Law. The above-mentioned consolidation effects also served to increase the amount of electricity procured from outside sources.
Power Generation and Procurement[1] } —— January 1 — March 31 Billion kWh 2007 2006 +/- % —— —— —— —
Owned generation 34.9 367 -5
—— —— -— —
Purchases 52.0 40.8 +27 —— —— —— —
from jointly owned power plants 3.1 48.9 3.3 37.5 -6
—— —
from outside sources +30 —— —
Power procured 86.9 77.5 +12
—— —— —
Station use, line loss, pumped-storage hydro -3.9 83.0 -4.3 73.2 - —— —
Power sales +13
—— —
Excludes trading activities. —

Interim Report I/2007
Sales and Adjusted EBIT
Central Europe increased sales by about €1 billion relative to the prior-year period. The increase is mainly attributable to the expansion of operations (particularly in Italy), higher electricity prices, and the passthrough of the significantly greater volume of electricity purchased under Germany’s Renewable Energy Law. These effects were mitigated by a temperature-driven decline in sales in the gas business.
Adjusted EBIT rose by €13 million year on year, with Central Europe’s businesses developing as follows:
Central Europe West Power increased adjusted EBIT by €88 million compared with the prior-year period. Positive price effects and the absence of aperiodic negative effects recorded in the prior-year quarter were partially mitigated by lower results from power trading, higher electricity procurement costs, higher expenditures resulting from an increase in the amount of renewable-source electricity delivered onto the network, and a reduction in owned generation. Adjusted EBIT was also adversely affected by lower results from the network business mainly due to regulation.
Adjusted EBIT at Central Europe West Gas was €83 million below the prior-year figure due primarily to the very mild winter and the resulting decline in sales volumes.
Central Europe East’s adjusted EBIT was at the prior-year level. The negative effects of lower sales volumes were offset by positive earnings contributions from JCP and Teplárna Otrokovice, whose results were not included in the prior-year period, and a price-driven increase in gross margin in Hungary.
Adjusted EBIT recorded under Other/Consolidation was also almost at the prior-year level.
Financial Highlights by Business — January 1 — March 31................. Power 2007 6,249 Central Europe West Central Europa East Other/Consolidation Central El rope € in millions 1,404 1,172 Gas 2006 2007 2006 2007 East 2006 2007 2006 2007 2006 —— —— —— —— —— —— —— — 1,099 987 110 152 144 6 Sales[1] 5,041 1,315 1,084 1,408 1,843 315 259 96 94 245 17 -13 -19 9,001 1,801 1,431 7,981 —— — Adjusted EBITDA 228 1,780 —— -— — Adjusted EBIT 176 1,418 —— -— — trading activities are recognized net.

Interim Report I/2007
Market Units
Pan-European Gas
Market Development
Due to warmer weather, Germany consumed about one fifth less natural gas in first quarter of 2007 than in the prior-year period.
Gas Sales
Between January and March 2007, E.ON Ruhrgas AG sold 213.4 billion kWh of natural gas. Unseasonably mild weather was the decisive factor in the 20 percent decline.
Pan-European Gas’s business outside Germany continues to develop successfully. In January 2007 E.ON Ruhrgas began supplying a municipal gas utility in Denmark, making E.ON Ruhrgas the country’s second-largest wholesale gas supplier. It will supply about 500 million cubic meters to Denmark’s number-two gas utility, which provides gas service to industrial, commercial, and residential customers in and around Copenhagen and Jutland. E.ON Ruhrgas concluded eight new supply contracts in France and Italy with terms of between five months and a year and an aggregate volume of 700 million kWh. It concluded three flexible supply contracts in the Netherlands.
Sales by customer segment changed only slightly from the prior-year period. Sales outside Germany accounted for 23 percent of total sales, an increase of three percentage points. As in the prior year, regional gas companies constituted the biggest customer segment, although their share of total volume declined from 47 to 43 percent. Municipal utilities accounted for 26 percent of volume (one percentage point higher) and industrial customers for 8 percent (unchanged from the prior-year period).
Downstream Shareholdings Gas Sales Volume
The majority shareholdings in Pan-European Gas’s Downstream Shareholdings segment sold 70.5 billion kWh of natural gas in the first quarter of 2007, up 74 percent from the 0.5 billion kWh sold in the year-earlier quarter. The sharp increase was caused by the inclusion of E.ON Földgáz of Hungary, which in the prior year was not included until the second quarter. Excluding E.ON Földgáz’s volume, Downstream Shareholdings sold 25 percent less natural gas.
On March 1, 2007, E.ON Földgáz Trade held its second natural gas auction. In addition to the annual mandated amount (1 billion cubic meters), the company also offered one third of the gas not sold in the 2006 auction. Four gas-trading companies purchased an aggregate 1.2 billon cubic meters of gas in this year’s auction.
Upstream Production Lower
Production in the upstream business declined slightly compared with the prior-year quarter. Lower oil production from fields characterized by a natural production decline was nearly counteracted by production from newly operational fields. Natural decline was also responsible for a portion of the reduction in natural gas production, although lower prices were also a factor. Production was cut back in the first quarter due to lower spot gas prices.

Interim Report I/2007
In the current round of license allocations in January, the Norwegian Energy Ministry awarded E.ON Ruhrgas Norge three licenses in the Norwegian Sea and the northern Norwegian North Sea. The shares of the respective licenses are between 30 and 50 percent Furthermore, one of the licenses named E.ON Ruhrgas Norge as the operator. E.ON Ruhrgas Norge now has a total of ten production licenses in Norway, which include 30 percent of the Njord Field, which is already producing oil and which will begin producing natural gas at the end of this year. In February 2007 E.ON Ruhrgas UK North Sea acquired stakes in three more exploration blocks in the British North Sea in a round of license allocations.
Storage Capacity Auction Held
As part of the E.ON Group’s competition initiative, E.ON Ruhrgas auctioned a portion of its natural gas storage capacity on February 20, 2007. It was the first auction of its kind and met with high demand: 29 customers from nine different countries bid for storage capacity. All 20 lots of 10 million cubic meters of working gas were awarded to a total of seven bidders. The price of an average lot was €0.15 per cubic meter. The storage capacity awarded in the auction has been available since April 1, 2007.
E.ON Ruhrgas’s traded 2.06 billion kWh of natural gas at E.ON Gastransport’s virtual trading points in the first quarter of 2007, making a significant contribution to creating market liquidity.
Sales and Adjusted EBIT
Pan-European Gas increased sales by 4 percent, from €7,525 million to €7,814 million.
Sales growth is attributable to a number of factors. The downstream business particularly benefited from the first-time inclusion of the E.ON Földgáz Group. The other companies in the downstream business recorded temperature-driven declines in sales. Sales in the Up-/Midstream segment were below the prior-year level. The temperature-driven decline in sales volumes in the midstream business adversely affected sales, as did lower sales prices for gas and oil and currency effects in the upstream business.
Pan-European Gas’s adjusted EBIT in the first quarter of 2007 was up €168 million, or 18 percent, from the prior-year figure.
The Downstream Shareholdings segment is mainly responsible for the increase. The first-time inclusion of the E.ON Földgáz Group and a significant increase in equity earnings from associated companies had a positive effect on adjusted EBIT, as did book gains on the sale of shareholdings. These effects offset the temperature-driven earnings decline in the shareholdings’ gas business.
Adjusted EBIT at the midstream business was negatively impacted by the decline in sales volumes resulting from warm winter weather. However, this was compensated by the absence in the current year of the adverse earnings effect recorded in the prior year resulting from the fact that procurement prices are adjusted to rising oil prices faster than sales prices are. In fact, there was a positive effect in the current-year quarter.
As with sales, adjusted EBIT in the upstream business was adversely affected by lower sales prices.
Financial Highlights by Business — January- March 31 Up-/Midstre am Downstream Other/ Consolidation } Pan-European Gas 2007 } —— — Shareholdings —— 2006 } —
€ in millions 2007 2006 2007 2006 2007 2006
—— —— —— —— —— —
Sales 5,962 861 755 6,606 831 730 2,036 1,118 -184 -199 4 7,814 1,271 1,126 7,525
—— —— —— —
389 249 Adjusted EBITDA 349 224 21 1,084
—— — —
Adjusted EBIT 22 4 958
—— — — —

Interim Report I/2007
Market Units
U.K.
Market Development
Electricity consumption in England, Wales, and Scotland reported through the British Electricity Trading and Transmission Arrangements was 92 TWh during the first quarter of 2007, which was lower than 2006 consumption of 99 TWh due to warm weather. Gas consumption at 331 billion kWh was broadly in line with 2006 consumption (326 billion kWh).
During 2007, the residential market has witnessed a series of price decreases following falls in the price of wholesale gas. E.ON announced cuts of 5 percent in power and 16 percent in gas prices effective April 30, 2007.
Power and Gas Sales
Residential and small and medium sized enterprises (“SME”) power and gas sales were lower compared with the first quarter of 2006 due to warmer weather, lower customer numbers, and changes in consumer behavior. The industrial and commercial sales (“l&C”) business continues to focus on securing profitable customers rather than volume. Gas market sales rose as a result of reducing retail demand.
Power Generation and Procurement
Power purchased from other suppliers decreased in the first quarter of 2007 compared with 2006 primarily due to lower sales to residential and SME customers and lower market sales.
There was no change in attributable generation capacity between March 2006 and March 2007. Some merchant CHP plants are now classified as natural gas.
The reduction in the percentage of generation from coal (and the increase in the percentage of generation from gas) is due to the improved economics of gas generation in 2007 since 2006.
E.ON UK is currently looking at options to develop further power plants in the United Kingdom over the next few years. The objective is to deliver secure energy supplies, reduce carbon emissions to tackle the challenge of climate change, and keep energy as affordable as possible for our customers.

Interim Report I/2007
During quarter one, work continued on Stags Holt and Robin Rigg wind farms. E.ON UK also continued to generate from bio-mass in 2007 by co-firing with coal at Kingsnorth and Ironbridge power stations, generating a total of 82 GWh of renewable energy in from January 1 to March 31. Construction continued at the wood-burning plant at Lockerbie, with commercial operation scheduled for December 2007.
E.ON UK has applied for consent to build a 1, 200 MW CCGT at the site of one of its former coal-fired stations at Drakelow in Derbyshire.
Sales and Adjusted EBIT
E.ON UK increased its sales in the first three months of 2007 compared with the prior year primarily due to price increases in the retail business and higher sales volumes from the Energy Wholesale business. E.ON UK delivered an adjusted EBIT of €436 million in the first quarter of 2007, of which €143 million was in the regulated business and €325 million in the non-regulated business.
Adjusted EBIT at the regulated business increased by €19 million principally due to tariff increases.
Adjusted EBIT at the non-regulated business increased by €386 million. The key features are the avoidance of the high gas input costs during the first quarter of 2006 caused by the gas supply issues and cold weather, and retail price rises in 2007.
Adjusted EBIT recorded under Other/Consolidation was €12 million lower due to higher hedging costs associated with foreign-exchange movements.
Financial Highlights by Business — January 1 — March 31 Regulated Bu 2007 siness 2006 Non-regulated Other/ Consolidation 2007 U.K. 2006
Business 2006 2007
— € in mill ions 2007 2006
—— —— —
Sales Adjusted EBITDA 236 177 213 161 124 4,048 423 325 3,603 42 -61 -89 -31 -32 -50 -18 -20 4,195 569 436 3,766 185
—— —— —
Adjusted EBIT 143 43
-— —

Interim Report I/2007
Market Units
Nordic
Market Development
The Nordic region consumed about 115 billion kWh of electricity during the first quarter of 2007, 6 billion kWh less than in the same period in 2006. The main reason is that the weather was unseasonably mild this year and cold last year. Net power imports to the Nordic region from surrounding countries increased to almost 2 billion kWh, about 1 billion kWh higher than last year. This was mainly due to Norwegian water-reservoir management and the opening of Estlink, a high-voltage submarine cable linking Estonia and Finland. Net exports to Germany were 1.3 billion kWh compared with 3 billion kWh in 2006. The hydrological situation was above normal in the first quarter of 2007, with an average surplus of about 10 billion kWh.
Power Sales
E.ON Nordic sold 0.8 billion kWh more electricity than in the first quarter of 2006, mainly due to increased sales at Nord Pool, Northern Europe’s energy exchange. This was primarily a result of higher hydropower production. Sales to residential customers decreased by 0.7 billion kWh relative to the prior year due to milder weather and increased competition.
Power Generation and Procurement
E.ON Nordic’s owned generation increased by 0.2 billion kWh relative to the prior year. Hydropower production was above normal due to higher reservoir inflow during the last quarter 2006 and the first quarter 2007. Nuclear power production was below the prior year mainly due to the late restart of E.ON’s Oskarshamn I nuclear plant following the incident at Forsmark in July 2006. Purchases from outside sources increased significantly, driven mainly by cross-boarder trading activities.

Interim Report I/2007
Gas and Heat Sales
Heat sales decreased as a consequence of milder weather during the beginning of the year. Gas sales were 0.8 billion kWh below the prior-year figure due to increased competition and milder weather.
Sales and Adjusted EBIT
Nordic’s sales, excluding energy taxes, increased by €144 million compared with the prior year. Sales in the non-regulated business increased as a result of significantly higher electricity volumes sold to Nord Pool and successful hedging activities. The increase in power sales was to some extent offset by declining gas and heat sales. Sales in the regulated business decreased by €7 million primarily due to lower distributed gas volumes.
Nordic’s adjusted EBIT decreased by €12 million year on year to €287 million. Compared with the prior-year period, adjusted EBIT for the non-regulated business was negatively impacted by lower spot electricity prices. The decline in spot prices was mainly offset by successful hedging for the production portfolio and to some extent by higher volumes. Adjusted EBIT at the regulated business was unchanged from the prior year. Lower volumes in the electricity distribution business were counteracted by lower costs for line loss, mainly as a result of lower spot prices. The gas distribution business was negatively affected by lower volumes resulting in a slightly lower adjusted EBIT.
On January 14, 2007, a storm in southern Sweden caused substantial damage to the electricity distribution system in some areas. The costs of repair work and compensation of customers are currently estimated at €95 million. Storm-related costs will not affect adjusted EBIT, as this event was exceptional in nature.

Interim Report I/2007
Market Units
U.S. Midwest
Market Development
Electricity consumption in the Midwestern United States increased by approximately 2 percent in the first quarter of 2007, as compared to the same period in 2006, due to increased demand across the residential sector caused by colder-than-normal weather in February.
Power and Gas Sales
Regulated utility retail power sales volumes increased in 2007 compared with 2006, primarily due to colder weather in February. Off-system power sales volumes were consistent with 2006.
Gas sales increased in 2007 compared with 2006 primarily due to colder weather in 2007 and market factors that produced opportunities for off-system gas sales.
Power Generation and Procurement
U.S. Midwest generated more electricity at its own power plants in the first quarter of 2007 due to improved unit performance compared with the prior-year period.
U.S. Midwest’s attributable generating capacity was unchanged from year end 2006.
Coal-fired power plants accounted for 99 percent of U.S. Midwest’s owned generation for the first three months of 2007, while gas-fired and hydro generating assets accounted for the remaining 1 percent.

Interim Report I/2007
Sales and Adjusted EBIT
U.S. Midwest’s sales in the first quarter of 2007 were lower compared with last year primarily due to the stronger euro. In local currency, sales were relatively flat, with lower gas prices offset by higher retail electric volumes.
U.S. Midwest’s adjusted EBIT decreased by 17 percent partly due to the stronger euro. Furthermore, higher retail volumes were more than offset by lower gas margins as a result of the timing of gas cost recoveries from customers.

Interim Report I/2007
Declaration of the Board of Management
We confirm, to the best of our knowledge, that the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report have been prepared in accordance with the generally accepted accounting principles for interim financial reporting under IFRS and accurately present the Group’s net assets, financial position and results of operations. The Interim Group Management Report presents a true and fair view of the actual operations of the Group, including the results of operations and the position of the Group, and describes the material opportunities and risks of the Group’s future development in the remainder of the fiscal year.
Düsseldorf, May 8, 2007

Dr. Wulf H. Bernotat	Dr. Marcus Schenck
Chairman of the	Member of the
Board of Management	Board of Management
of E.ON AG	of E.ON AG

Interim Report I/2007
Review Report
To E.ON AG, Düsseldorf
We have reviewed the Condensed Consolidated Interim Financial Statements—comprising the balance sheet, income statement, cash flow statement, statement of recognised income and expense and selected explanatory notes—together with the Interim Group Management Report of E.ON AG, Düsseldorf for the period from January 1 to March 31, 2007, which are components of the quarterly financial report pursuant to § (Article) 37x Abs. (paragraph) 3 WpHG (“Wert-papierhandelsgesetz”: German Securities Trading Act). The preparation of the Condensed Consolidated Interim Financial Statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and of the Interim Group Management Report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent Company’s Board of Managing Directors. Our responsibility is to issue a review report on the Condensed Consolidated Interim Financial Statements and on the Interim Group Management Report based on our review.
We conducted our review of the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standard on Review Engagements “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the Condensed Consolidated Interim Financial Statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the Interim Group Management Report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.
Based on our review, no matters have come to our attention that cause us to presume that the Condensed Consolidated Interim Financial Statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU nor that the Interim Group Management Report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.
Düsseldorf, May 8, 2007
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Vogelpoth	Laue
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Interim Report I/2007
Condensed Consolidated Interim Financial Statements

Interim Report I/2007

Interim Report I/2007
Condensed Consolidated Interim Financial Statements

Interim Report I/2007

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements

Interim Report I/2007

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
(1) Basis of Presentation
The E.ON Group (“E.ON” or the “Group”) is an internationally active group of energy companies with integrated electricity and gas operations based in Germany. The Group is organized around five defined target markets:
•	The Central Europe market unit, led by E.ON Energie AG (“E.ON Energie”), Munich, Germany, operates E.ON’s integrated electricity business and the downstream gas business in Central Europe.
•	Pan-European Gas is responsible for the upstream and midstream gas business. Moreover, this market unit holds predominantly minority shareholdings in the downstream gas business. This market unit is led by E.ON Ruhrgas AG (“E.ON Ruhrgas”), Essen, Germany.
•	The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc (“E.ON UK”), Coventry, U.K.
•	The Nordic market unit, which is led by E.ON Nordic AB (“E.ON Nordic”), Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the integrated energy company E.ON Sverige AB (“E.ON Sverige”), Malmö, Sweden.
•	The U.S. Midwest market unit, led by E.ON U.S. LLC (“E.ON U.S.”), Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.
The Corporate Center contains those interests held directly by E.ON AG (“E.ON” or the “Company”) that are not allocated to a particular segment, as well as E.ON AG itself.
These market units are the primary segments as defined in International Accounting Standard (“IAS”) 14, “Segment Reporting” (“IAS 14”). The Corporate Center also contains the consolidation effects that take place at the Group level.
Note 14 provides additional information about the market units.
With European Union (“EU”) Regulation 1606/2002 dated July 19, 2002, the European Parliament and the European Council mandated the adoption of International Financial Reporting Standards (“IFRS”) into EU law governing the Consolidated Financial Statements of publicly traded companies for fiscal years beginning on or after January 1, 2005.
However, member states may defer mandatory application of IFRS until 2007 for companies that, like E.ON, have been preparing their Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and whose stock is officially listed for public trading in a non-EU member state. In Germany, the Bilanzrechtsreformgesetz (“BilReG”) implemented the option to defer mandatory IFRS application in October 2004.
E.ON made use of this option and, accordingly, the condensed Interim Financial Statements for the three months ended March 31, 2007 have been prepared for the first time in accordance with IFRS, specifically IAS 34, “Interim Financial Reporting,” (“IAS 34”) and IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). This Interim Report has been prepared in accordance with all IFRS effective and adopted for use in the EU as of the end of the interim period.
The IFRS effective or available for voluntary early adoption in this Interim Report as of March 31, 2007, are subject to change or to the issuance of additional interpretations until December 31, 2007. Accordingly, the accounting policies relevant for this interim report may be adjusted in future periods and are only considered final when the first IFRS financial statements are prepared for the year ended December 31, 2007.
The preparation of the Consolidated Financial Statements for interim financial reporting in accordance with IFRS has led to changes in the Group’s accounting policies as compared with the accounting principles used in the most recent annual Consolidated Financial Statements, i.e. U.S. GAAP. The following accounting policies have been applied for all periods presented in this interim report. They have also been used in accordance with IFRS 1 for the preparation of the opening balance sheet under IFRS as of January 1, 2006. The effects of transition from U.S. GAAP to IFRS are discussed in Note 15.

Interim Report I/2007
(2) Summary of Significant Accounting Policies
Scope of Consolidation
The Consolidated Financial Statements incorporate the financial statements of E.ON AG and entities controlled by E.ON (“Subsidiaries”). Control is achieved when the parent company has the power to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. In addition, special purpose entities are consolidated when the substance of the relationship indicates that the entity is controlled by E.ON. However, certain subsidiaries controlled by E.ON that are inconsequential, both individually and in the aggregate, are accounted for as financial instruments under IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”), generally at fair value and are reviewed for impairment if indications of a decline of the fair value arise. If required, an impairment is recognized as expense. Impairment losses may not be reversed in future reporting periods through income.
The results of the subsidiaries acquired or disposed of during the year are included in the Consolidated Statement of Income from the date of acquisition or until the date of the disposal, respectively.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group. Intercompany receivables, liabilities and results between Group companies are eliminated in the consolidation.
Associated Companies
An associate is an entity over which E.ON has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is achieved when E.ON has the power to participate in the financial and operating policy decisions of the investee but does not control or jointly control these decisions. Significant influence is generally presumed if E.ON directly or indirectly holds 20 percent or more, but less than 50 percent, of an entity’s voting rights.
Interests in associated companies are accounted for under the equity method. In addition, majority-owned companies in which E.ON does not exercise control, due to restrictions concerning the control of assets or management, are also generally accounted for under the equity method. Certain associated companies, however, that are inconsequential, both individually and in the aggregate, are accounted for as financial instruments under IAS 39, generally at fair value and are reviewed for impairment consistent with non-consolidated subsidiaries.
Interests in associated companies accounted for under the equity method are reported on the balance sheet at cost, adjusted for changes in the Group’s share of the net assets after the date of acquisition, as well as any impairment charges. Losses that exceed the Group’s interest in an associated company are not recognized. Any goodwill resulting from the acquisition of an associated company is included within the carrying amount of the investment.
Intercompany results arising from transactions with associated companies accounted for under the equity method are eliminated within the consolidation process if and to the extent these are material.
Companies accounted for under the equity method are tested for impairment by comparing the carrying amount with its recoverable amount. If the carrying amount exceeds the recoverable amount, the carrying amount is adjusted in the amount of this difference. If the reasons for previously recognized impairment losses no longer exist, such impairment losses are reversed.
Joint Ventures
joint ventures are also accounted for under the equity method. Intercompany results arising from transactions with joint-venture companies are eliminated within the consolidation process if and to the extent these are material.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
Business Combinations
In accordance with the excemption allowed under IFRS1, the provisions of IFRS 3,“Business Combinations,” (“IFRS 3”) were not applied with respect to the accounting for business combinations which occurred before January 1, 2006. The goodwill maintained from this period does not include any intangible assets that must be reported separately under IFRS. Conversely, there are no intangible assets that until now had been reported separately which must be included in goodwill. As no adjustment for intangible assets was required relating to such business combinations, the goodwill previously reported was maintained in E.ON’s opening balance sheet under IFRS. Business combinations are accounted for under the purchase method, whereby the purchase price is offset against the proportional share in the net assets of the acquired company. In so doing, the values at the date of the exchange are used as a basis. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values, regardless of the extent attributable to minority interests. The fair values of individual assets are determined using published exchange or market prices at the time of acquisition in the case of marketable securities, for example, and in the case of land, buildings and more significant technical equipment, generally using independent expert reports that have been prepared by third parties. If exchange or market prices are unavailable for consideration, fair values are determined using the most reliable information available that is based on market prices for comparable assets or on suitable valuation techniques. In such cases, E.ON determines fair value using the discounted cash flow method by discounting estimated future cash flows by a weighted average cost of capital as applied for internal valuation purposes. Estimated cash flows are consistent with the internal mid-term planning data for the next three years, followed by two additional years of cash flow projections, which are extrapolated until the end of an asset’s useful life using a growth rate based on industry and internal projections. The discount rate reflects specific risks inherent to the asset.
Intangible assets must be recognized separately from goodwill if they are clearly separable or if their recognition arises from a contractual or other legal right. Provisions for restructuring measures may not be recorded in a purchase price allocation. If the purchase price paid exceeds the proportional share in the net assets at the time of acquisition, the positive difference is recognized as goodwill. A negative difference is immediately recognized in income.
Foreign Currency Translation
The Company’s transactions denominated in foreign currencies are translated at the current exchange rate at the date of the transaction. Monetary foreign currency items are adjusted to the current exchange rate at each balance sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used in hedges of net investments in its foreign operations are recorded with no effect on net income as a component of stockholders’ equity.
The functional currency as well as the reporting currency of the E.ON AG is the euro. The Consolidated Financial Statements are presented in euro as well. The assets and liabilities of the Company’s foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring during the fiscal year are translated in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders’ equity and accordingly have no effect on net income. In accordance with IFRS 1, E.ON offset the cumulative translation differences that were recognized in equity from the translation of financial statements into the reporting currency of E.ON in prior periods against retained earnings at the date of transition.
The foreign currency translation effects that are attributable to monetary financial instruments classified as available-for-sale are recognized in net income. For non-monetary financial instruments classified as available-for-sale, the foreign currency translation effects are recognized in stockholders’ equity with no effect on net income.

Interim Report I/2007
Revenue Recognition
The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. Sales revenues for goods and services are measured at the fair value of the consideration received or receivable.
Sales in the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units result primarily from the sale of electricity and gas to industrial and commercial customers and to retail customers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat.
Revenues from the sale of electricity and gas to industrial and commercial customers and to retail customers are recognized when earned on the basis of a contractual arrangement with the customer; they reflect the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and period-end.
Electricity and Energy Taxes
The electricity tax is levied on electricity delivered to retail customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh).This rate varies between different classes of customers.
The new German Energy Tax Act (“Energiesteuergesetz,” “EnergieStG”) regulates the taxation of energy generated from petroleum, natural gas and coal. It replaced the Petroleum Tax Act (“Mineralölsteuergesetz”) effective August 1, 2006. Under the Energy Tax Act, natural gas tax is not levied until delivery to the end consumer. Under the previously applicable Petroleum Tax Act, natural gas tax became due at the time of the procurement or removal of the natural gas from storage facilities.
Earnings per Share
Basic (undiluted) earnings per share is computed by dividing the consolidated net income attributable to the shareholders of the parent company by the weighted average number of ordinary shares outstanding during the relevant period. At E.ON the computation of diluted earnings per share is identical to basic earnings per share, because E.ON AG has no dilutive potential ordinary shares.
Goodwill and Intangible Assets
Goodwill
According to IFRS 3, goodwill is not amortized, but rather tested for impairment at the cash-generating unit level on an at least annual basis. Impairment tests must also be performed between these annual tests if events or changes in circumstances indicate that the carrying amount of the respective cash-generating unit might not be recoverable. E.ON has identified the operating units one level below its primary segments as its cash-generating units.
In an impairment test, the recoverable amount of a cash-generating unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the recoverable amount, the goodwill allocated to the cash-generating unit is adjusted in the amount of this difference. Impairment losses for goodwill may not be reversed in future reporting periods.
The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. In a first step, E.ON determines the recoverable amount of a cash-generating unit on the basis of the fair value (less costs to sell) using valuation procedures that make use of the Company’s current mid-term planning data for internal reporting. Measurement is based on the discounted cash flow method and market comparables.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
E.ON has elected to carry out the annual testing of goodwill for impairment at the cash-generating unit level in the fourth quarter of each fiscal year.
Intangible Assets
IAS 38, “Intangible Assets” (“IAS 38”), requires that intangible assets be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This impairment test for intangible assets with indefinite useful lives consists of a comparison of the recoverable amount of the asset with its carrying amount. Should the carrying amount exceed the recoverable amount, an impairment charge equal to the difference is recognized.
Intangible assets subject to amortization are classified as marketing-related, customer-related, contract-based, and technology-based. They are all measured at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 5 and 25 years or between 3 and 5 years for software, respectively. Useful lives and amortization methods are subject to annual verification. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that such asset may be impaired.
In accordance with IAS 36, the carrying amount of an intangible asset, either subject to amortization or not, is tested for impairment by comparing the carrying value with its recoverable amount, which is the higher of an asset’s value in use and its fair value less costs to sell. Should the carrying amount exceed the recoverable amount, an impairment charge equal to the difference between the carrying amount and the recoverable amount is recognized. If the reasons for previously recognized impairment losses no longer exist, such impairment losses are reversed. A reversal shall not cause the carrying amount of an intangible asset subject to amortization to exceed that which would have been presented had no impairment taken place during the preceding periods.
If a recoverable amount cannot be determined for an individual intangible asset, the recoverable amount for the smallest identifiable group of assets (cash-generating unit) that the intangible asset may be assigned to is determined.
Emission Rights
Under IFRS, emission rights held under national and international emission-rights systems for the settlement of obligations are reported as intangible assets and are not amortized. Emission rights are capitalized at cost on acquisition or when issued for the respective reporting period as (partial) fulfillment of the notice of allocation from the responsible national authorities.
Provisions are recorded for emissions made. The provision is measured at the carrying amount of the emission rights held. Any shortfall in emission rights is accrued throughout the year within other provisions. The expenses incurred for the recognition of the provision are reported under cost of materials.
As part of operating activities, emission rights are also held for proprietary trading purposes. Emission rights held for proprietary trading are reported under other operating assets and measured at the lower of cost or fair value.
Property, Plant and Equipment
Property, plant and equipment are initially measured at acquisition or production cost, including decommissioning or restoration cost that must be capitalized, and are depreciated over their expected useful lives, generally using the straight-line method.
Property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that an asset may be impaired. In such a case, property, plant and equipment is tested for impairment according to the principles described for intangible assets. If an impairment loss is determined, the remaining useful life of the asset

Interim Report I/2007
might also be subject to adjustment, if necessary. If the reasons for previously recognized impairment losses no longer exist, such impairment losses are reversed. Such reversal shall not cause the carrying amount to exceed that which would have been presented had no impairment taken place during the preceding periods.
Interest on debt apportioned to the construction period of qualifying assets is capitalized as a part of their cost of acquisition or construction and depreciated over the expected useful life of the related asset.
Repair and maintenance costs are expensed as incurred.
Investment subsidies do not reduce the acquisition and production costs of the respective assets; they are instead reported on the balance sheet as deferred income.
Leasing
Leasing transactions are classified according to the lease agreements and to the underlying risks and rewards specified therein in line with IAS 17, “Leases” (“IAS 17”). In addition, IFRIC 4, “Determining Whether an Arrangement Contains a Lease” (“IFRIC 4”), further defines the criteria as to whether an agreement that conveys a right to use an asset meets the definition of a lease. E.ON is party to some agreements in which it is the lessor and other agreements in which it is the lessee. Certain purchase and supply contracts in the electricity and gas business as well as certain rights of use may be classified as leases if the criteria are met.
Leasing transactions in which E.ON is the lessee are classified either as finance leases or operating leases. If the Company has the majority of the risks and rewards from the leased property, the lease is classified as a finance lease. Accordingly, the company recognizes the asset and associated liability on its balance sheet. The liability is subsequently measured using the effective interest method. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.
Leasing transactions in which E.ON is the lessor and the lessee enjoys substantially all the risks and all rewards of the leased property are classified as a finance leases. In this type of lease, E.ON records the present value of the minimum lease payments as a receivable. Payments by the lessee are allocated between a reduction of the lease receivable and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the lease payments as income.
Financial Instruments
Financial instruments are reported at fair value using trade date accounting. Equity investments and securities are measured in accordance with IAS 39. IAS 39 requires a financial asset to be accounted for according to its classification as held-for-trading, available-for-sale, loans and receivables or as held-to-maturity. Management determines the classification of the financial assets at initial recognition.
IAS 39 requires that derivative financial instruments are classified as financial instruments held for trading. These instruments are reported under other operating receivables and liabilities. No further financial instruments classified as held for trading exist within the Group.
Securities classified as available-for-sale are carried at fair value on a continuing basis, with any resulting unrealized gains and losses, net of related deferred taxes, reported as a separate component within equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses previously recognized in equity indicating an impairment are included in the line item financial results.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded in an active market. Loans and receivables are reported under receivables and other assets. They are subsequently measured at amortized cost, using the effective interest method. Valuation allowances are provided for identifiable individual risks. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
Financial liabilities within the scope of IAS 39 are measured at amortized cost. Initial recognition occurs at fair value plus transaction cost Financial liabilities are subsequently measured using the effective interest method. The amortization and accretion of any premium or discount is included in interest income.
Inventories
The Company measures inventories at the lower of acquisition or production cost and net realizable value. The cost for gas inventories, raw materials, finished products and goods purchased for resale is determined based on the average cost method. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for using appropriate valuation allowances whereby inventories are written down to net realizable value.
Receivables and Other Assets
Receivables (including trade receivables) and other assets are initially measured at fair value which approximates nominal value. Valuation allowances are provided for identifiable individual risks. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.
Liquid Funds
Liquid funds include current available-for-sale securities, checks, cash on hand and bank balances. Bank balances and available-for-sale securities with an original maturity of more than three months are recognized under “securities and fixed-term deposits.” Liquid funds with an original maturity of less than three months are considered to be cash and cash equivalents, unless they are restricted.
Restricted cash with a remaining maturity in excess of twelve months is classified as financial receivables and other financial assets.
Assets Held for Sale and Liabilities Associated with Assets Held for Sale
Individual non-current assets or groups of assets held for sale and any directly attributable liabilities (disposal groups) are reported separately in the Consolidated Balance Sheet, whereby the assets and liabilities must be intended for sale in a single transaction.
Discontinued operations are components of an entity that are either held for sale or have already been sold and can be clearly distinguished from other corporate operations, both operationally and for financial reporting purposes. Additionally, the component classified as a discontinued operation must represent a major business line or a specific geographic area of the Group.
Non-current assets that are held for sale either individually or collectively as part of a disposal group, or which belong to a discontinued operation, are no longer depreciated. They are instead accounted for at the lower of the carrying amount and the fair value less any remaining costs to sell. If the fair value is less than the carrying amount, an impairment loss is recognized.
The income and losses resulting from the measurement of components held for sale at fair value less any remaining costs to sell, as well as the gains and losses arising from the disposal of discontinued operations, are reported separately on the face of the income statement under income/loss from discontinued operations, net, as is the income from the ordinary operating activities of these divisions. Prior-year income statement figures are adjusted accordingly. The cash flows of discontinued operations are reported separately in the cash flow statement with prior year figures being adjusted accordingly. However, there is no reclassification of prior year balance sheet line items attributable to discontinued operations.
Equity Instruments
IFRS defines equity as the residual interest in the Group’s assets after deducting all liabilities. Therefore, equity is the net of all recognized assets and liabilities.
E.ON has entered into conditional and unconditional purchase commitments to minority shareholders. By means of these agreements, the minority shareholders have the right to require E.ON to purchase their shares on specified conditions.

Interim Report I/2007
None of the contractual obligations has led to the transfer of substantially all of the risk and rewards to E.ON at the time of entering into the contract. IAS 32, “Financial Instruments: Presentation” (“IAS 32”), prescribes that a liability must be recognized at the present value of the probable future exercise price. The liability is reclassified from a separate item within minority interests and reported separately. The reclassification occurs irrespective of the propability of exercise. Expenses resulting from the accretion of the liability are recognized in interest expenses.
Where shareholders of entities own statutory, non-excludable rights of termination (for example, in German partnerships), such termination rights require the reclassification of minority interests from equity into liabilities under IAS 32. The liability is recognized at the present value of the expected settlement amount irrespective of the probability of termination. Changes in the value of the liability are reported within other operating income. Accretion of the liability and the minority shareholders’ share in net income are shown as interest expense.
Share-Based Payment
Share-based payment plans issued in the E.ON Group are accounted for in accordance with IFRS 2, “Share-Based Payment” (“IFRS 2”). Both the E.ON Share Performance Plan introduced in fiscal 2006 and the remaining Stock Appreciation Rights granted between 1999 and 2005 as part of the virtual stock option program of E.ON AG are share-based payment transactions with cash compensation, the value of which is reported at fair value of the liability at each balance sheet date. Compensation expense is recorded ratably over the vesting period. E.ON determines fair value using the Monte Carlo simulation technique.
Provisions for Pensions and Similar Obligations
The valuation of defined benefit obligations is based on actuarial computations using the projected unit credit method, with actuarial valuations performed at year-end. The valuation encompasses both pension obligations and pension entitlements known on the balance sheet date as well as economic trend assumptions made in order to reflect realistic expectations.
Actuarial gains and losses that may arise from differences between the estimated and actual number of beneficiaries and from the underlying assumptions are recognized in full in the period in which they occur. Such gains and losses are not reported within the Consolidated Income Statement but rather are recognized within the Statement of Recognized Income and Expenses.
The service cost representing the additional benefits that employees earned under the benefit plan during the fiscal year is reported under personnel expenses; interest expenses and expected return on plan assets are reported under financial results.
Past service cost is recognized immediately to the extent that the benefits are already vested or is amortized on a straight-line basis over the average period until the benefits become vested.
The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and reduced by the fair value of plan assets. If a net asset position arises from this calculation, the amount is limited to the unrecognized past service cost plus the present value of available refunds and reductions in future contributions.
Payments for defined contribution benefit plans are expensed as incurred and reported under personnel expenses. Contributions to government benefit plans are treated as defined contribution benefit plans to the extent that the obligations of the Group under these benefit plans correspond to those under defined contribution benefit plans.
Other Provisions
In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”), provisions are recognized when E.ON has a legal or constructive present obligation towards third parties as a result of a past event, it is probable that E.ON will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized at the expected settlement

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
amount. Long-term obligations are reported as liabilities at the present value of their expected settlement amounts, if the interest rate effect (the difference between present value and repayment amount) resulting from discounting is material; future cost increases that are foreseeable and likely to occur on the balance sheet date must also be included in the measurement. Long-term obligations are discounted at the market interest rate applicable as of the respective balance sheet date. The accretion amounts and the effects of changes in interest rates are generally presented as part of financial results. A reimbursement related to the provision that is virtually certain to be collected is capitalized as a separate asset. No offsetting within provisions is permitted.
Obligations arising from the decommissioning and restoration of property, plant and equipment are recorded during the period of their occurrence in the form of a discounted provision, provided that the obligation can be reliably estimated. The carrying amounts of the respective property, plant and equipment are increased by the same amounts. In subsequent periods, capitalized asset retirement costs are amortized over the expected remaining useful lives of the assets, and the provision is accreted to its present value on an annual basis.
Changes in estimates arise in particular from deviations from original cost estimates, from changes to the maturity or the scope of the relevant obligation, and also as a result of the regular adjustment of the discount rate to current market interest rates. The adjustment of provisions for the decommissioning and restoration of property, plant and equipment for changes to estimates is generally recognized by way of a corresponding adjustment to assets, with no effect on income. If the property, plant or equipment to be decommissioned has already been fully depreciated, changes to estimates are recognized within the income statement.
The estimates for nuclear decommissioning provisions are based on external studies and are continuously updated. The amounts of the other provisions related to nuclear power (disposal of spent nuclear fuel rods and low-level nuclear waste) are also determined using external studies.
The Nordic market unit has a right of reimbursement from the Swedish nuclear fund totaling €1,242 million as of March 31, 2007 (December 31, 2006: €1,290 million, January 1, 2006: €1,137 million). This refund is not offset against nuclear energy provisions but is disclosed in the balance sheet under non-current financial receivables.
Trade Payables
Trade payables are measured at amortized cost, which generally approximates nominal value.
Income Taxes
According to IAS 34, income tax expense for the interim period is recognized based on the effective tax rate expected for the full financial year. Taxes related to certain special items are reflected in the quarter in which they occur.
According to IAS 12, “Income Taxes” (“IAS 12”), deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements (liability method). The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit/loss. IAS 12 further requires that deferred tax assets be recognized for unused tax loss carryforwards and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.
Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates and tax law is generally recognized in income. Stockholders’ equity is adjusted for deferred taxes that had previously been recognized directly in equity. Deferred taxes for domestic companies are generally calculated using the total tax rate of 39 percent (2006: 39 percent). This tax rate includes, in addition to the 25 percent corporate income tax, a solidarity surcharge of 5.5 percent on the corporate tax, and the average trade tax rate applicable to the E.ON Group. Foreign subsidiaries use applicable national tax rates.

Interim Report I/2007
Derivative Instruments and Hedging Activities
IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”), contains accounting and measurement guidance for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.
Derivative financial instruments and separated embedded derivatives are measured at fair value at initial recognition and in subsequent periods. Gains and losses from changes in fair value are immediately recognized in net income.
Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps, interest-rate options and cross-currency swaps. Equity forwards are entered into to cover price risks on securities. In commodities, the instruments used include physically and financially settled forwards and options based on the prices of electricity, gas, coal, oil and emission rights. As part of conducting operations in commodities, derivatives are also acquired for proprietary trading purposes. Income and losses from these derivative proprietary trading instruments are shown net in the Consolidated Statement of Income.
IAS 39 prescribes requirements for designation and documentation of hedging relationships, the hedging strategy, as well as ongoing retrospective and prospective measurement of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the measurement of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.
For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) are recognized in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is recognized in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects income. The hedging result is reclassified into income immediately if it becomes probable that the hedged underlying transaction will no longer occur. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recognized immediately in the income statement. To hedge the foreign currency risk arising from the Company’s net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to changes in fair value and from foreign currency translation are recorded separately within stockholders’ equity as currency translation adjustments.
Fair values of derivative financial instruments are classified as other operating assets and liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Gains and losses from interest-rate derivatives are included in interest income. Certain realized amounts are, if related to the sale of products or services, included in sales or cost of materials.
Unrealized gains and losses resulting from the initial measurement of derivative financial instruments at the inception of the contract are not recognized in income. They are instead deferred and recognized in income systematically over the term of the derivative. An exception to the accrual principle applies if unrealized gains and losses from the initial measurement are verified by quoted market prices, observable prices of other current market transactions or other observable data supporting the valuation technique.
Risk Management
During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative financial instruments in various strategies to eliminate or limit these risks.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
The Company’s policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some of the companies in the market units also conduct proprietary trading in commodities within the risk management guidelines described below.
E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments as well as for commodity risk management that constitute a comprehensive framework for the entire Group. The market units have also adopted specific risk management guidelines to eliminate or limit risks arising from their respective activities. The market units’ guidelines operate within the general risk management guidelines of E.ON AG. As part of the Company’s framework for interest rate, foreign currency and commodity risk management, an enterprise-wide reporting system is used to monitor each reporting unit’s exposures to these risks and their long-term and short-term financing needs. The creditworthiness of counterparties is monitored on a regular basis.
Commodity derivatives are used for price risk management, system optimization, load balancing and margin improvement. Any use of derivatives is only allowed within limits that are established and monitored by a board independent from the trading operations. Proprietary trading activities are subject to particularly strict limits. The risk ratios and limits used mainly include value-at-risk figures, as well as volume, credit and book limits. Additional key elements of risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.
Interest, currency and equity-related derivatives are only used for hedging purposes.
Consolidated Statement of Cash Flows
In accordance with IAS 7, the Consolidated Statement of Cash Flows is classified by operating, investing and financing activities. Cash flows from and to discontinued operations are reported separately in the Consolidated Statement of Cash Flows. Interest received and paid, income taxes paid and refunded, as well as and dividends received are classified as operating cash flows, whereas dividends paid are classified as financing cash flows. Changes to the scope of consolidation have no effect on the Consolidated Statement of Cash Flows; only the purchase prices paid for subsidiaries in this context (or the sales prices received, respectively) are reported under investing activities, net of cash or cash equivalents acquired or divested as part of the transaction.
This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.
Presentation of the Consolidated Balance Sheets and Statements of Income
In accordance with IAS 1, “Financial Statement Presentation” (“IAS 1”), the Consolidated Balance Sheets have been prepared using a classified balance sheet structure. Assets that will be realized within twelve months of the reporting date, as well as liabilities that are due to be settled within one year of the reporting date are classified as current.
In addition, as part of the transition to IFRS, classification of the Income Statement was changed to the nature of expense method which is also applied for internal purposes.
Critical Accounting Estimates, Assumptions and Judgments in the Application of Accounting Policies
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may influence the application of accounting principles within the Group and affect the valuation and presentation of reported figures. Actual amounts could differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Adjustments to accounting estimates are recognized in the period in which the estimate is revised if the change affects only that period or in the period of the revision and subsequent periods, if both periods are affected.
(3) New Standards and Interpretations
The International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) have issued standards and interpretations whose application is not yet mandatory in the reporting period. The application of some of these standards and interpretations is at the present time still subject to adoption by the EU, which remains outstanding. The effects on the Group’s financial statements of the first-time adoption of the standards described below are currently under evaluation.

Interim Report I/2007
IFRS 8, “Segment Reporting”
In November 2006, the IASB issued IFRS 8, “Segment Reporting” (“IFRS 8”), which contains new requirements for a company’s disclosure about its operating segments. IFRS 8 replaces IAS 14 and adopts almost completely the requirements of Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), the corresponding accounting standard under U.S. GAAP.The management approach required by IFRS designates that the internal reporting organization used by management for making operating decisions and assessing performance should be used as the source for presenting the company’s reportable segments. The standard is to be applied for fiscal years beginning on or after January 1, 2009; earlier application is encouraged. However, it has not been transferred by the EU into European law yet. Thus, E.ON’s intention to voluntarily apply IFRS 8 earlier than required was not executed within this interim report.
IAS 23, “Borrowing Costs”
In March 2007, the IASB issued revised IAS 23, “Borrowing Costs” (“IAS 23”). IAS 23 eliminates the option of recognizing borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of such directly attributable borrowing costs is now mandatory. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. However, the standard has not been transferred by the EU into European law yet. Revised IAS 23 has no impact for E.ON as E.ON capitalizes borrowing costs as a part of the cost of acquisition or construction.
IFRIC 10, “Interim Financial Reporting and Impairment”
In July 2006, the IFRIC issued IFRIC 10, “Interim Financial Reporting and Impairment” (“IFRIC 10”). IFRIC 10 addresses the apparent conflict between the requirements of IAS 34, “Interim Financial Reporting,” and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. According to IFRIC 10, any such impairment losses recognized in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The provisions of IFRIC 10 are effective for annual periods beginning on or after November 1, 2006. However, the Company has not adopted IFRIC 10, as it has not yet been transferred by the EU into European law. The adoption of IFRIC 10 is not expected to have a material impact on the Consolidated Financial Statements.
IFRIC 11, “IFRS 2—Group and Treasury Share Transactions”
IFRIC 11, “IFRS 2—Group and Treasury Share Transactions,” (“IFRIC 11”) addresses how to apply IFRS 2 to share-based payment arrangements in which an entity’s own equity instruments or equity instruments of another company in the same group are granted. IFRIC 11 requires share-based compensation systems in which the Company receives goods or services as consideration for its own equity instruments to be accounted for as equity-settled share-based payment transactions. IFRIC 11 further provides guidance on how share-based compensation systems in which equity instruments of the parent company are granted should be accounted for at a member of a group of companies. IFRIC 11 is to be applied for fiscal years beginning on or after March 1, 2007. However, the Company has not adopted this interpretation, as it has not yet been transferred by the EU into European law.The share-based payment arrangements established within the E.ON Group are not subject to IFRIC 11 because they are cash-settled. Accordingly, the initial application of IFRIC 11 will not have any effect on the Consolidated Financial Statements.
IFRIC 12, “Service Concession Arrangements”
IFRIC 12,“Service Concession Arrangements” (“IFRIC 12”), governs accounting for arrangements in which a government or other public-sector institution (grantor) grants contracts to private companies (grantees) for the performance of public services. In performing these services, the private company uses infrastructure that continues to be owned by the government/public-sector institution. The private company is responsible for the construction, operation, and maintenance of the infrastructure. IFRIC 12 is to be applied for fiscal years beginning on or after January 1, 2008; however, it has not yet been transferred by the EU into European law. E.ON is currently evaluating the effects of first-time application of IFRIC 12 on the Consolidated Financial Statements.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
(4) Scope of Consolidation
The number of consolidated companies changed as follows during the reporting period:
Domestic Foreign Total —— —— — Consolidated companies as of December 31, 2006 139 362 501 —— — Additions 3 6 9 —— —— —— — Disposals/Mergers — 3 3 —— —— — Consolidated companies as of March 31, 2007 142 365 507 —— —— —
In addition, 166 companies have been accounted for under the equity method as of March 31, 2007 (December 31, 2006:168).
(5) Discontinued Operations
Discontinued Operations in 2007
U.S. Midwest
WKE
Through Western Kentucky Energy Corp. (“WKE”), Henderson, Kentucky, USA, E.ON U.S. has a 25-year lease on and operates the generating facilities of Big Rivers Electric Corporation (“BREC”), a power generation cooperative in western Kentucky, and a coal-fired facility owned by the city of Henderson, Kentucky.
In March 2007, E.ON U.S. entered into a termination agreement with BREC to terminate the lease and the operational agreements for nine coal-fired and one oil-fired electricity generation units in western Kentucky, which were held through its wholly-owned subsidiary WKE.
The closing of the agreement is subject to a number of conditions, including review and approval by various regulatory agencies and acquisition of certain consents by other interested parties. Subject to such contingencies, the parties are working on completing the termination transaction during 2007. WKE therefore continues to be classified as a discontinued operation, just as in 2006.
The tables below provide selected financial information from the discontinued WKE operations in the U.S. Midwest segment for the periods indicated:
Discontinued Operations in 2006
In addition to WKE, E.ON Finland and Degussa were classified as discontinued operations in 2006.
Nordic
E.ON Finland
In June 2006, E.ON Nordic and the Finnish energy group Fortum Power and Heat Oy (“Fortum”) finalized the transfer to Fortum of all of E.ON Nordic’s shares in E.ON Finland. E.ON Finland was classified as a discontinued operation in mid-January 2006.
The table below provides selected financial information from the discontinued operations of the Nordic segment for the periods indicated:
Selected Financial information E.ON Final-(Summary) January 1 — March 31 ~ ,1 € in millions 2006I —— — Sales 85 ! —— — | Other income/(expenses), net -85 —— — i Income from continuing operations before income taxes and minority interests 0 Income taxes -6
Income from discontinued operations -6

Interim Report I/2007
Degussa
As part of the implementation of the framework agreement entered into at the end of 2005 by E.ON AG and RAG AG (“RAG”), Essen, Germany, on the sale of the stake in Degussa AG (“Degussa”), Düsseldorf, Germany, held by E.ON (42.9 percent), this stake was transferred into the RAG Projektgesell-schaft in March 2006. E.ON’s stake in RAG Projektgesellschaft was then forward sold.The forward sales agreement was executed at the beginning of July, resulting in the completion of the disposal of the remaining Degussa stake. The purchase price was paid at the end of August 2006. The transaction resulted in a gain of €981 million, which was subsequently adjusted for the intercompany gain attributable to E.ON’s minority interest in RAG (39.2 percent). A gain of €596 million was thus realized from the transfer and the subsequent sale.
As the interest in Degussa qualified as a discontinued operation under IFRS 5,“Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), this gain is reported as income from discontinued operations in E.ON’s Consolidated Financial Statements along with E.ON’s equity in Degussa’s first quarter earnings of €37 million. In total, a gain of €633 million was recognized for Degussa.
(6) Research and Development Costs
Research and development costs in the E.ON Group amounted to €5 million in the first three months of 2007 (first quarter of 2006: €4 million).
(7) Financial Results
The following table provides details of financial results for the periods indicated:
(8) Earnings per Share
The computation of earnings per share for the periods indicated is shown below:
The computation of diluted EPs is identical to basic EPS, as E.ON AG does not have any dilutive securities.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
(9) Goodwill
During the period indicated, the carrying amount of goodwill changed as follows in each of E.ON’s segments:
mm Central Pan-European Corporate 1 €. in millions Europe Gas UK, nordic U.S Midwest Center E.CN Group —— —— —— —— —— —— —— — Book value as of December 31, 2006 2,485 4,399 4,956 298 3,182 0 15,320 —— —— —— —— —— — Goodwill | additions/disposals — — — 1 — — 1 —— —— —— —— — Other changes[1] -21 13 -60 -9 -35 — -112 —— —— —— —— —— —— —— — Book value as of March 31, 2007 2,464 4,412 4,896 290 3,147 0 15,209 —— —— —— —— —— —— —— —
1 other changes include transfers and exchange rate differences from the respective reporting year.
(10) Financial Assets
The Company’s financial assets consisted of the following:
(11) Treasury Stock
The number of treasury shares as of March 31, 2007, was unchanged from the figure as of December 31, 2006. E.ON AG held 3,930,537 treasury shares. Another 28,472,194 shares of E.ON stock were held by an E.ON subsidiary. E.ON thus holds 4.7 percent of its capital stock as treasury shares.
(12) Dividends Paid
On May 3, 2007, the Annual Shareholders Meeting voted to distribute a dividend of €3.35 for each dividend-paying ordinary share, a €0.60 increase from the previous dividend paid in 2006 (excluding a special dividend of €4.25 per share in 2006).This corresponds to a total dividend payout of €2,210 million.

Interim Report 1/2007
(13) Provisions for Pensions and Similar Obligations
The funded status, which is equal to the difference between the defined benefit obligation and the fair value of plan assets, is reconciled with the amounts recognized within the Consolidated Balance Sheet as shown in the following table:
During the first quarter of 2007, contributions to increase the percentage of obligations funded by plan assets of approximately €116 million were made, of which approximately €80 million are attributable to the U.S. Midwest market unit.
The net periodic benefit cost for defined plans is as follows:

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
(14) Segment Information
The reportable segments of the E.ON Group are presented in line with the Company’s internal organizational and reporting structure.
•	The Central Europe market unit operates E.ON’s integrated electricity business and downstream gas business in Central Europe.

•	Pan-European Gas is responsible for the European upstream and midstream gas business. Moreover, this market unit holds predominantly minority shareholdings in the downstream gas business.

•	The U.K. market unit encompasses the integrated energy business in the United Kingdom.

•	The Nordic market unit focuses on the integrated energy business in Northern Europe.

•	The U.S. Midwest market unit is primarily active in the regulated energy market in the U.S. state of Kentucky.

•	The Corporate Center contains the interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.
Under IFRS, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. In the first three months of 2007, this applied to WKE, which is held for sale. In the first 3 months of 2006, in addition to WKE, E.ON

Interim Report I/2007
Finland and Degussa were also held for sale and were sold in June and August 2006, respectively. For the purposes of our business segment reporting, our results for the period ended March 31, 2007, and for the prior-year period do not include the results of our discontinued operations (see the commentary on page 40).
Adjusted EBIT, E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power, is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses of a non-recurring or rare nature. In addition, interest income is adjusted using economic criteria and excludes certain special items.
Page 8 in the Interim Group Management Report of this Interim Report contains a detailed reconciliation of adjusted EBIT to net income. Due to the adjustments made, our financial information by business segment may differ from the corresponding IFRS figures.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
(15) IFRS Reconciliation and Interim Financial Statements of the E.ON Group for the First Quarter of 2007
Explanatory Notes Concerning the Transition of Group Accounting Policies to International Financial Reporting Standards (IFRS)
E.ON will prepare its first Consolidated Financial Statements in accordance with IFRS for December 31, 2007. These financial statements will also include comparable financial statements for the fiscal year ending December 31, 2006. The effective date of the E.ON Group’s IFRS Consolidated Opening Balance Sheet is January 1, 2006 (the date of transition to IFRS according to IFRS 1).
According to IFRS 1, the first IFRS Consolidated Financial Statements must use recognition and measurement principles that are based on standards and interpretations that are mandatory at December 31, 2007, the date of first-time preparation of Consolidated Financial Statements according to IFRS, provided these have been published effective December 31, 2007, and adopted by the EU. These accounting and measurement principles must be applied retrospectively to the date of transition to IFRS and for all periods presented within the first IFRS Consolidated Financial Statements.
Any resulting differences between the carrying amounts of assets and liabilities according to IFRS as of January 1, 2006, compared with those presented in the U.S. GAAP Consolidated Balance Sheet as of December 31, 2005, were recognized in equity within the IFRS opening balance sheet.
The interim financial statements for March 31, 2007, have been prepared in accordance with all IFRS effective and adopted for use in the EU as of the end of the interim period.
As the IASB may issue additional pronouncements prior to the preparation of the Consolidated Financial Statements for the year ended December 31, 2007, whose application is mandatory or which E.ON may elect to apply prematurely, the IFRS applied to the 2007 year-end financial statements may deviate in some respects from the standards utilized within the interim financial statements for the three months ended March 31, 2007.
As provided for by IFRS 1, E.ON has applied the mandatory exceptions as well as certain optional exemptions described in the following text to the retrospective application of IFRS.
Explanation of the IFRS 1 Exemptions Applied by E.ON
In the IFRS Consolidated Opening Balance Sheet as of January 1, 2006, the carrying amounts of assets and liabilities from the U.S. GAAP balance sheet as of December 31, 2005, are generally recognized and measured according to those IFRS regulations in effect on December 31, 2007. For certain individual cases, however, IFRS 1 provides for optional exemptions to the general principle of retrospective application of IFRS.The following discussion describes the exemptions that E.ON has made use of in preparing its IFRS Consolidated Opening Balance Sheet.
Business Combinations
E.ON has elected to utilize the option under IFRS 1 not to apply the provisions of IFRS 3 retrospectively to business combinations that took place prior to the transition to IFRS. The presentation of these business combinations according to U.S. GAAP was maintained. In general, all of those assets and liabilities that were acquired in a business combination and which fulfill the IFRS recognition criteria must be recognized in the IFRS consolidated opening balance sheet. Furthermore assets and liabilities that were not recognized under U.S. GAAP but are subject to recognition under IFRS are recognized in the IFRS opening balance sheet. Any resulting adjustment amounts are recognized in retained earnings with no effect on net income unless they pertain to intangible assets whereby an adjustment of the goodwill determined under U.S. GAAP would be required. As no adjustment for intangible assets was required relating to such business combinations, the goodwill previously reported under U.S. GAAP was maintained in E.ON’s opening balance sheet under IFRS.
Goodwill must be tested for impairment at the time of transition to IFRS. No impairment was determined by E.ON at the time of transition.

Interim Report I/2007
Cumulative Translation Differences
E.ON has elected to utilize the exemption provided for under IFRS 1 whereby the unrealized cumulative translation differences, resulting from the translation of financial statements into the reporting currency of E.ON and previously reported within other comprehensive income, may be recognized in full at the time of transition to IFRS within equity.
In a subsequent disposal of an enterprise, only those foreign currency translation differences that were recognized in equity after the preparation of the opening balance sheet, are recognized in the gain or loss on disposal.
Significant Effects of Transition from U.S. GAAP to IFRS
The following reconciliations and their associated explanatory notes provide an overview of the effects of transition to IFRS. The adjustments are presented in the following sections:
•	Equity as of january 1, 2006

•	Equity as of March 31, 2006

•	Equity as of December 31, 2006

•	Net income for the interim period from January 1, 2006, through March 31, 2006

•	Net income for the fiscal year from January 1, 2006, through December 31, 2006
Reconciliation of Equity
a) Change in the Presentation of Minority Interests
Under IFRS, minority interests of third parties in the Group are reported as part of equity. Under U.S. GAAP, minority interests are reported separately from shareholders’ equity.
b) Effects of IAS 32
Put Options on Minority Interests
Financial instruments for which a right of repayment exists for the investor do not constitute equity instruments under the IFRS definition of equity. E.ON has made conditional and unconditional commitments to certain minority shareholders to acquire the outstanding shares. As a result, a liability in the amount of the present value of the future exercise price must be reported. This reclassification from equity is irrespective of the probability of exercise and is reported separately within minority interests.
Under U.S. GAAP, these potential commitments are generally reported similar to derivatives at fair value.

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
Minority Interests in German Partnerships
Under German corporate law, shareholders of a German partnership have a statutory, non-excludable right of termination. Under IAS 32, this right of termination causes the minority interests in the Group to be considered repayable. Accordingly, a corresponding liability at the present value of the expected settlement amount must be reclassified from equity, irrespective of the probability of exercise. The reclassification is reported separately within minority interests.
Under U.S. GAAP, these partnership interests are shown under minority interests.
In total, these effects resulted in a reduction in equity of €3,249 million within the opening balance sheet (March 31, 2006: -€3,277 million; December 31, 2006: -€2,780 million).
c) Inventories
Under U.S. GAAP, gas inventories were generally measured at LIFO which under IAS 2, “Inventories”(“IAS 2”), is not allowed. The adjustment to the average-cost measurement of gas inventories resulted in an increase in equity of €134 million within the opening balance sheet (March 31, 2006: €331 million; December 31, 2006: €348 million).
d) Pensions and Similar Obligations
Both U.S. GAAP and IFRS require the formation of provisions for pension obligations. Differences in the opening balance sheet in the values recognized under IAS 19, “Employee benefits” (“IAS 19”), and SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), resulted in particular from the election to recognize all cumulative actuarial gains and losses in equity under IFRS. As part of the transition the intangible pension asset and the prepaid pension asset as well as the additional minimum liability have been eliminated. As a result, equity decreased by €1,391 million within the opening balance sheet (March 31, 2006: -€756 million; December 31, 2006: -€81 million). The lower difference at December 31, 2006 as compared to the opening balance sheet is predominantly due to the first-time application of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”), which also requires recognition of actuarial gains and losses within equity.
e) Other Provisions
Under IFRS, long-term provisions must generally be discounted at the market interest rate applicable as of the respective balance sheet date if the interest rate effect (the difference between present value and repayment amount) resulting from discounting is material. In contrast, U.S. GAAP sets more stringent requirements with regard to discountability, with the result that under IFRS, more provisions are recognized at their present values, which are lower than the respective repayment amount.
A further difference exists with regard to the subsequent measurement of provisions for asset retirement obligations. Under both U.S. GAAP and IFRS, the acquisition or production costs of property, plant and equipment must be increased to include future asset retirement cost. The increased amount is amortized over the useful life of the corresponding asset. Each subsequent remeasurement of the provision under IFRS leads to an increase or a reduction of the entire cost of the asset to be decommissioned, while a remeasurement under U.S. GAAP leads to an increase or a reduction of only the asset retirement cost. Remeasurements of this type only affect the income statement if a reduction of the provision causes the carrying amount of the corresponding asset (or, under U.S. GAAP, the asset retirement cost portion) to be reduced to zero; in this case, each further reduction of the provision is recognized in income. As a consequence of the different definitions of the corresponding asset items, remeasurements of asset retirement obligations are less frequently recognized within the income statement under IFRS than under U.S. GAAP.
A further reduction in equity resulted from the different treatment of the bonus features (“Aufstockungsbeträge”) of early retirement arrangements under IFRS.
In total, the differences in the accounting for other provisions resulted in a reduction in equity of €43 million within the opening balance sheet (March 31, 2006: -€51 million; December 31, 2006: -€129 million).

Interim Report I/2007
f) Derivatives
Further differences exist with regard to the definition of a derivative. Under U.S. GAAP, there are industry-specific exceptions for power-plant-specific supply contracts that are unknown under IFRS. This means that the definition of a derivative encompasses more contracts under IFRS.
In the case of embedded derivatives in certain supply and sale contracts, IFRS provides for the possibility of measuring only the embedded derivative, while reporting the non-derivative portion as a pending transaction. This is an exception for own use contracts. Under U.S. GAAP, the existence of an embedded derivative in these contracts gives rise to fair-value reporting through income for the contract as a whole. Further effects arise from the definition of a derivative with regard to net settlement and market liquidity.
In total, these effects resulted in a reduction in equity of €566 million within the opening balance sheet (March 31, 2006: -€562 million; December 31, 2006: increase of €226 million).
g) Valuation of Available-for-Sale Financial Instruments
Under U.S. GAAP, non-marketable equity instruments are accounted for at cost. Under IFRS, all equity instruments must be reported at fair value to the extent that the fair value can be reliably determined. This applies even if an exchange quotation or another publicly available market price does not exist. Unrealized gains and losses from available-for-sale financial instruments, with the exception of impairment charges recognized in income due to a permanent impairment of value, are reported in equity and reclassified when realized. The fair-value measurement of available-for-sale equity instruments resulted in an increase in equity of €377 million within the opening balance sheet (March 31, 2006: €382 million; December 31, 2006: €370 million).
h) U.S. Regulation
Accounting for E.ON’s regulated utility businesses, Louisville Gas and Electric Company, Louisville, Kentucky, U.S., and Kentucky Utilities Company, Lexington, Kentucky, U.S., of the U.S. Midwest market unit, conforms to U.S. generally accepted principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”), under which certain costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory provisions.The current or expected recovery by the entities of deferred costs and the expected return of deferred credits is generally based on specific rate-making decisions or precedent for each item. The regulatory assets and liabilities under U.S. GAAP do not fulfill the recognition criteria for assets and liabilities under IFRS. As a result, these regulatory assets and liabilities were offset against equity and resulted in an increase in equity of €403 million within the opening balance sheet (March 31, 2006: €410 million; December 31, 2006: €279 million).
i) Income Taxes
Compared with U.S. GAAP, the adjustments described above result in changes in temporary differences between IFRS carrying amounts and tax-basis values and, accordingly, to changes in deferred taxes.
Furthermore, under IAS 12, deferred taxes arising from investments in subsidiaries and associates (outside basis differences) are not recognized to the extent that the investor is able to control the timing of the reversal of the temporary difference and to the extent that it is probable that the temporary differences will not reverse in the foreseeable future.
Both of these effects had a significant impact on the effective tax rate applied for measuring quarterly taxes so that the material differences between IFRS and U.S. GAAP as of March 31, 2006 are due to different effective tax rates.
In total, these effects resulted in an increase in equity within the opening balance sheet of €800 million (March 31, 2006: €491 million; December 31, 2006: €223 million).

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
j) Other
Leasing
In a manner analogous to EITF 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”), IFRIC 4 provides for the reporting of embedded leases. IFRIC 4 requires retrospective application whereas the equivalent provisions of EITF 01-8 under U.S. GAAP had to be applied prospectively as of May 28, 2003. The positive effect of this application on equity amounted to €90 million within the opening balance sheet (March 31, 2006: €91 million; December 31, 2006: €125 million).
Change in Scope of Consolidation
One gas storage company in the Pan-European Gas market unit must be additionally consolidated under IFRS.The obligation to consolidate arises from SIC Interpretation 12, “Consolidation—Special Purpose Entities” (“SIC 12”), since E.ON has a right to the majority of this company’s benefits and is thereby exposed to its business risks. The U.S. GAAP criterion of asymmetric distribution of opportunities and risks under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”), is not met. Moreover, there are significant protective rights for minority shareholders, meaning that control in the context of U.S. GAAP is not present. The consolidation of the gas storage company resulted in an increase in equity of €81 million in the opening balance sheet (March 31, 2006: €80 million; December 31, 2006: €70 million).
Impairment
Under U.S. GAAP, the first step in the impairment testing of property, plant and equipment and intangible assets is to determine whether the carrying amount of the asset or group of assets being tested may not be recoverable. The carrying amount is not recoverable if it exceeds the estimated future undiscounted cash flows arising from the use of the asset or group of assets tested. In such a case, the second step is to recognize an impairment charge in the amount of the difference between the previous carrying amount and the lower fair value. Under IFRS no two-step approach exists. The carrying amount of the asset being tested is compared with its recoverable amount, which is the higher of an asset’s value in use and its fair value less costs to sell. If the carrying amount exceeds the corresponding recoverable amount, an impairment charge is recognized in the amount of the difference. In the fourth quarter of 2006, impairment charges in the amount of €186 million were recognized in accordance with IFRS on property, plant and equipment and intangible assets at the U.K. market unit. No impairment was necessary under U.S. GAAP because the undiscounted cash flows exceeded the carrying amounts of the assets. As of December 31, 2006, this resulted in a decrease in equity under IFRS of €186 million.
Degussa
Furthermore, the conversion to IFRS of our interest in Degussa within the opening balance sheet as well as the subsequent related impacts during 2006 from the application of the equity method and the accounting for the disposal of Degussa under IFRS resulted in the following impacts on equity: January 1, 2006: -€31 million; March 31, 2006: -€913 million; December 31, 2006: -€142 million. The significant fluctuation during 2006 results from the mark to market valuation of the forward contract entered into in the first quarter 2006 in conjunction with the sale of our interest in Degussa which was executed in July 2006. Unlike IFRS, this contract does not meet the definition of a derivative under U.S. GAAP and therefore was previously not recognized at fair value.

Interim Report I/2007
Reconciliation of Net Income
a) Change in the Presentation of Minority Interests
Consistent with the change in presentation within the balance sheet, minority interests are reported directly in equity under IFRS as part of the allocation of earnings. Under U.S. GAAP, minority interests in earnings are reported within the calculation of net income.
b) Effects of IAS 32
Put Options on Minority Interests
Financial instruments for which a right of repayment exists do not constitute equity instruments under the IFRS definition of equity. E.ON has made conditional and unconditional repurchase offers to certain minority shareholders to acquire the outstanding shares. Correspondingly, a liability in the amount of the present value of the future exercise price must be reported, irrespective of the probability of exercise. The accretion expense for the liability is shown in interest income. The minority interest remains part of the earnings’ allocation reported directly within equity under IFRS.
Under U.S. GAAP, these potential commitments are generally reported at fair value similar to derivatives. Minority interests are included in the calculation of net income.
Minority Interests in German Partnerships
Under German corporate law, shareholders of a German partnership have a statutory, non-excludable right of termination. Under IAS 32, this right of termination causes the minority interests in the Group to be considered repayable. Accordingly, a corresponding liability in the present value of the expected settlement amount must be reclassified from minority interests. The shares in earnings to which the minority shareholders are entitled as well as the accretion expense for the liability must be shown as interest expense. Changes in the value of the liability are reported as other operating expense.
Under U.S. GAAP, these partnership interests are shown under minority interests. The share in earnings to which these minority shareholders are entitled is still shown as minority interests in earnings and included in the calculation of net income.
These effects resulted in a decrease of net income by €121 million for the year ended December 31, 2006 (first quarter 2006:
-€25 million).

Interim Report I/2007
Notes to the Condensed Consolidated Interim Financial Statements
c) Inventories
The adjustment from LIFO measurement of gas inventories as was generally applied under U.S. GAAP to average-cost measurement under IFRS resulted in an increase in net income of €214 million for the year ended December 31, 2006 (first quarter 2006: €197 million).
d) Pensions and Other Employee Benefits
E.ON has elected the option under IAS 19 to recognize all actuarial gains and losses within equity with no further amortization through net income as required under U.S. GAAP.
As a result, net income increased by €118 million for the year ended December 31, 2006 (first quarter 2006: €34 million).
e) Other Provisions
The differences in the accounting treatment of other provisions described in connection with the reconciliation of equity resulted in a reduction in net income of €78 million for the year ended December 2006 (first quarter 2006: -€8 million). The increased charge as of the end of the fiscal year is due primarily to early retirement agreements at the Central Europe market unit.
f) Derivatives
Under U.S. GAAP, there are industry-specific exceptions for power-plant-related supply contracts that are unknown under IFRS. This means that the definition of a derivative encompasses more contracts under IFRS.
In the case of embedded derivatives in certain supply and sale contracts, IFRS provides for the possibility of measuring only the embedded derivative, while reporting the non-derivative portion as a pending transaction. Under U.S. GAAP, the existence of an embedded derivative in these contracts gives rise to fair-value reporting through income for the contract as a whole. Further effects arise from the definition of a derivative with regard to net settlement and market liquidity.
The total increase in net income for the year ended December 31, 2006, attributable to these circumstances was €791 million (first quarter 2006: €5 million reduction).
g) Valuation of Available-for-Sate Financial Instruments
Under IFRS, the foreign currency translation effects from monetary financial instruments classified as available-for-sale are recognized in income to the extent to which they are related to acquisition costs. Under U.S. GAAP, these effects are classified as other comprehensive income, along with all other changes in fair value. For the year ended December 31, 2006, this resulted in a decrease in net income of €55 million (first quarter 2006: -€12 million).
h) U.S. Regulation
The regulatory assets and liabilities under U.S. GAAP do not fulfill the recognition criteria for assets and liabilities under IFRS. Immediate recognition in the income statement of the resulting income and expenses resulted in an increase in net income of €9 million for the year ended December 31, 2006 (first quarter 2006: €19 million).
i) Income Taxes
During the 2006 fiscal year, the above deviations in income, particularly with respect to pensions, resulted in changes of deferred taxes that reduced net income.
Furthermore, under IAS 12, deferred taxes arising from investments in subsidiaries and associates (outside basis differences) are not recognized to the extent that the investor is able to control the timing of the reversal of the temporary difference and to the extent that it is probable that the temporary differences will not reverse in the foreseeable future. In comparison with U.S. GAAP, this resulted in an increase in net income under IFRS.

Interim Report I/2007
Both of these effects had a significant impact on the effective tax rate applied for measuring quarterly taxes so that the material differences between IFRS and U.S. GAAP in the first quarter 2006 are due to different effective tax rates.
Overall the changes in income taxes resulted in a reduction of net income during the year ended December 31, 2006, of €363 million (first quarter 2006: -€72 million).
j) Other
A further difference results from the conversion to IFRS of our interest in Degussa both with respect to the equity results as well as the book gain calculated upon disposal in 2006. The conversion led to an increase in net income of €205 million for the year ended December 31, 2006 as well as for the first quarter 2006. This was offset by an impairment charge of €186 million at the U.K. market unit recognized only under IFRS in the fourth quarter 2006.
Cash Flow Adjustments
As a result of the conversion to IFRS, E.ON’s first quarter 2006 cash flows from operating, investing and financing activities were adjusted by -€7 million, €9 million and -€2 million (December 31, 2006: -€33 million, €44 million and -€10 million) compared to U.S. GAAP, respectively. These insignificant adjustments result from differences in scope of consolidation and the accounting for leasing in connection with IFRIC 4.
(16) Subsequent Events
On April 2, 2007, E.ON signed an agreement with Enel and Acciona to put an end to the substantial uncertainty surrounding the takeover bid for Endesa. Pursuant to the agreement, E.ON did not consummate its takeover bid designed to obtain a majority stake in Endesa and committed itself not to make a new takeover bid for Endesa during the next four years. This eliminated the conditional obligation that had been in effect as of the balance-sheet date to acquire up to 100 percent of the shares in Endesa for approximately €42 billion. In exchange, Enel and Acciona committed themselves to launch, in the very near future, a takeover bid for Endesa with a minimum price of €41 per share. If Enel and Acciona gain control of Endesa, E.ON will receive an extensive portfolio of equity holdings including operations in Spain, Italy, and France and in Poland and Turkey. This corresponds to a total volume of about €10 billion. The planned takeover of Endesa generated expenses related to fees for the availability of credit facilities and the issuance of guarantees as well as consulting services. Prior to the signing of the agreement with Enel and Acciona, these costs were capitalized in the E.ON Consolidated Balance Sheet. In the second quarter of 2007, these capitalized costs will be expensed, resulting in a charge of approximately €300 million against non-operating income.
(17) Group Auditor Review
The Consolidated Interim Financial Statements as of March 31, 2007 and 2006 as well as the opening balance sheet as of January 1, 2006 and the Consolidated Financial Statements as of December 31, 2006 have reviewed by our independent auditors.

Interim Report I/2007
Other Explanations Concerning the IFRS Reconciliations
In addition to the explanations in Note 15 concerning the reconciliation of equity and net income, the following describes the effects of the transition to IFRS on other important key financial figures.
Reconciliation of Adjusted EBIT
The reconciliation of adjusted EBIT from U.S. GAAP to IFRS for the first quarter 2006 as well as for the year ended December 31, 2006 is presented in the following tables:

Interim Report I/2007
The increase in adjusted EBIT according to IFRS is primarily due to the change in measurement of gas inventories from LIFO under U.S. GAAP to average-cost measurement under IFRS. An additional positive effect results from the reduction of the expense for pensions compared with U.S. GAAP which is primarily due to the elimination of the amortization of actuarial gains and losses in the income statement The immediate recognition in income of U.S. regulatory assets and liabilities recognized in accordance with U.S. GAAP within the U.S. Midwest market unit also led to an increase in adjusted EBIT.
These positive effects were offset by the negative impact of differences in the accounting for other provisions. As required under IFRS, the adjusted EBIT of the “other activities” which was attributable to the equity earnings of E.ON’s share in Degussa under U.S. GAAP, has been reclassified to discontinued operations.
For a detailed explanation of these effects see the description in Note 15 of the reconciliation of equity and net income.
Reconciliation of Adjusted Net Income
The following table describes the reconciliation from U.S. GAAP to IFRS of adjusted net income for the first quarter as well as for the entire 2006 fiscal year:
The definition and reconciliation of net income to adjusted net income under IFRS is presented on page 9.
In addition to the differences in adjusted EBIT, the increase in adjusted net income as compared with U.S. GAAP, especially for the year ended December 31, 2006, is due primarily to the differences in adjusted interest income which results mainly from the differences in the accounting treatment of other provisions which are described in Note 15.

Financial Calendar

August 15, 2007	Interim Report: January — June 2007
November 13, 2007	Interim Report: January — September 2007

March 6, 2008	Release of 2007 Annual Report
April 30, 2008	2008 Annual Shareholders Meeting
May 2, 2008	Dividend Payout
May 14, 2008	Interim Report: January — March 2008
August 13, 2008	Interim Report: January — June 2008
November 12, 2008	Interim Report: January — September 2008

For more information about E.ON:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0)211-45 79-4 53
F +49 (0)211-45 79-5 66
info@eon.com
www.eon.com

Only the German version of this Interim Report is legally binding.
This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2006 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Reconciliations of Adjusted EBIT and Adjusted Net Income for the year 2006 and the first quarter 2006 US-GAAP figures

Net Income
€ in millions	2006	Q1 2006
Adjusted EBIT[1]	8,150	2,534

Adjusted interest income (net)[2]	–1,081	–328

Net book gains	1,205	519

Other nonoperating earnings	–3,141	–356

Income/Loss (–) from continuing operations before income taxes and minority interests	5,133	2,369

Income taxes	323	–527

Minority interests	–526	–212

Income/Loss (–) from continuing operations	4,930	1,630

Income/Loss (–) from discontinued operations, net	127	88

Net income	5,057	1,718

1	Non-GAAP financial measure.

2	See the next table for a reconciliation to the relevant US-GAAP measure

Adjusted Interest Income (Net)
€ in millions	2006	Q1 2006
Net interest expense	–194	–86

(+) Income from loans	31	3

(–) Accretion expense related to the adoption of SFAS 143	524	130

Interest and similar expenses (net) shown in Consolidated Statements of Income	–687	–213

(+) Nonoperating interest income (net)[1]	–5	–1

(–) Interest portion of long-term provisions	389	114

Adjusted interest income (net)	–1,081	–328

1	This figure is the sum of nonoperating interest expense and nonoperating interest income.

Adjusted Net Income
€ in millions	2006	Q1 2006
Net income	5,057	1,718

Nonoperating earnings after income taxes and minority interests	–544	–273

Income/Loss (–) from discontinued operations, net	–127	–88

Adjusted net income[1]	4,386	1,357

1	Non-GAAP financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: May 9, 2007	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting